SUBSCRIPTION AGREEMENT

dated as of August 12, 2025

among

COPPER WORLD, INC.

and

MITSUBISHI CORPORATION

and, solely for purposes of Section 4.08 and Article VIII,

HUDBAY MINERALS INC.

-i-

-ii-

-iii-

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "Agreement"), dated as of August 12, 2025 (the "Effective Date"), is made and entered into by and among the Company, Mitsubishi Corporation, a corporation incorporated in Japan ("Buyer"), and, solely for purposes of Section 4.08 and Article VIII, Hudbay Minerals Inc., a company existing under the laws of Canada ("Hudbay").  Each of the Company, Buyer and, solely for purposes of Section 4.08 and Article VIII, Hudbay is referred to herein as a "Party," and collectively, as the "Parties."

WHEREAS:

A. As of the Effective Date, (i) the Company is a wholly owned indirect Subsidiary of Hudbay, and (ii) all of the issued and outstanding Shares of the Company are held directly by Hudbay Arizona (US) Holding Corporation ("Hudbay Arizona");

B. The Parties and the Guarantor desire to create a new joint venture, operated through the Company, for the purpose of, among other things, (i) owning, financing, developing, constructing and operating an open pit copper mine in Pima County, Arizona, (ii) producing copper cathodes and copper concentrates and other products from the ore mined, (iii) marketing the copper cathodes, copper concentrates and other products produced, and (iv) undertaking any other business activity that relates to the exploitation of the Mineral Interests (together with any expansions or extensions thereof, the "Project");

C. It is intended that, subsequent to the date hereof but prior to the Closing, the Company convert from an Arizona corporation into a Delaware limited liability company pursuant to the Delaware Conversion (as described herein);

D. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company desires to issue, sell, transfer, convey and deliver to Buyer, and Buyer desires to subscribe for, acquire, accept and receive from the Company, such number of Common Units as would result in Buyer owning 30% of the Common Units issued and outstanding as of the Closing after giving effect to such subscription, acquisition, acceptance and receipt (the "Subscription Units"); and

E. In connection with the foregoing, the Parties wish, at the Closing, to enter into an amended and restated limited liability company agreement of the Company substantially in the form attached as Appendix C (the "A&R Company LLC Agreement").

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

SUBSCRIPTION

Section 1.01 Subscription.  Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties and covenants contained herein, at the Closing, the Company shall issue, sell, transfer, convey and deliver to Buyer, and Buyer shall subscribe for, acquire, accept and receive from the Company, the Subscription Units, free and clear of all Liens, in exchange for the Total Purchase Price.  As of the Closing, Buyer shall be admitted as a "Member" (as defined in the A&R Company LLC Agreement) of the Company.

Section 1.02 Closing.  The closing of the issuance of, and subscription for, the Subscription Units (the "Closing") shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY  10004 (or remotely via the exchange of documents in Portable Document Format (PDF) or other electronic format), on the fifth Business Day following the satisfaction or, to the extent permitted by Law, waiver of the last condition in Article V to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or, to the extent permitted by Law, waiver of those conditions) or at such other time and place as Buyer and the Company mutually agree in writing (the "Closing Date").

Section 1.03 Deliveries at Closing.

(a) By the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall deliver or cause to be delivered to Buyer:

(i) Counterparts of the A&R Company LLC Agreement duly executed by each of the Company and Hudbay Arizona;

(ii) Evidence, in the form of Appendix B to the A&R Company LLC Agreement, of (A) the issuance to Buyer (or its designee) as the registered holder of the Subscription Units in book-entry form and (B) an increase to Buyer's capital account in the amount of the Closing Purchase Price;

(iii) A member guarantee substantially in the form of Appendix E to the A&R Company LLC Agreement, duly executed by Hudbay, in respect of the obligations of the Hudbay Member (as defined in the A&R Company LLC Agreement) under the A&R Company LLC Agreement;

(iv) A copy of the Streaming Agreement as in effect as of the Closing Date (either in its form as in effect on the Effective Date or on terms substantially consistent with those set forth in that certain Indicative Term Sheet, dated as of August 5, 2025, between Hudbay and Wheaton Precious Metals International Ltd.), duly executed by the parties thereto;

(v) A management services agreement, duly executed by the Company and Hudbay, pursuant to which Hudbay is providing or will provide advice, assistance and support to the Company with respect to technical services, information technology and administrative support in relation to offtake agreements of the Company and such other services as are mutually agreed by Buyer and Hudbay on commercially reasonable and arm's-length terms (the "Management Services Agreement");

(vi) A copy of the Hudbay Indemnity, duly executed by Hudbay and the Company;

(vii) An updated title report, dated as of a date no earlier than the Effective Date and in form similar to the 2024 Fennemore Craig Title Report, in respect of the Company's unpatented mining claims in form and substance reasonably satisfactory to Buyer; and

(viii) The certificate contemplated by Section 5.02(c).

(ix) An IRS Form W-9 properly completed and duly executed by the Company (or if Company is a disregarded entity for U.S. federal income tax purposes, its regarded owner).

(b) By Buyer.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall deliver or cause to be delivered to the Company:

(i) A counterpart of the A&R Company LLC Agreement duly executed by Buyer;

(ii) A member guarantee substantially in the form of Appendix E to the A&R Company LLC Agreement, duly executed by Buyer, in respect of the obligations of the Mitsubishi Member (as defined in the A&R Company LLC Agreement) under the A&R Company LLC Agreement;

(iii) The certificate contemplated by Section 5.03(c);

(iv) Payment in an amount equal to the Closing Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Company no less than three Business Days prior to Closing; and

(v) An IRS Form W-9 or appropriate IRS Form W-8, as applicable, properly completed and duly executed by Buyer.

Section 1.04 Purchase Price.

(a) For purposes hereof, (i) the aggregate consideration to be paid by Buyer to the Company at the Closing shall be an amount (the "Closing Purchase Price") equal to (A) $420,000,000 plus (B) the Cash Adjustment minus (C) the Leakage Adjustment and (ii) the "Total Purchase Price" shall be the sum of (A) the Closing Purchase Price plus (B) the Deferred Purchase Price.

(b) No later than the earlier of (x) the date falling ten Business Days prior to the Closing Date and (y) October 15, 2025, the Company shall prepare and deliver (or cause to be delivered) to Buyer a certificate setting forth (i) the unaudited month-end statement of the Company and its consolidated Subsidiaries as of August 31, 2025 and (ii) its calculation of the Cash Adjustment (such certificate, the "Cash Adjustment Statement").  The Company shall provide Buyer with a reasonable opportunity to review and comment on the Cash Adjustment Statement, including the line items, underlying assumptions, and basis of calculations. The month-end statement shall be prepared in a manner substantially consistent with the sample calculation attached hereto as Appendix F and shall fairly present the Company's financial position as of the date thereof, and Buyer shall be entitled to rely thereon. Buyer shall be entitled to review, comment on, and propose changes to the Cash Adjustment Statement, including the calculation of the Cash Adjustment set forth therein, and in connection therewith, the Company shall provide Buyer and its Representatives access to all underlying records, personnel, and supporting documentation relating to the preparation of the Cash Adjustment Statement and the calculation of the Cash Adjustment.  The Company shall promptly notify Buyer of, and correct, any material errors or omissions and shall promptly and reasonably consider in good faith any changes Buyer proposes to the Cash Adjustment Statement and revise the Cash Adjustment Statement if, based on its good faith and reasonable assessment, such changes are warranted.

(c) No less than five Business Days prior to the Closing Date, the Company shall prepare and deliver (or cause to be delivered) to Buyer a certificate setting forth (i) the Leakage Amount, including reasonably detailed supporting evidence thereof and (ii) based on the amount of the Cash Adjustment as determined pursuant to Section 1.04(b) and the Leakage Amount, its calculation of the Closing Purchase Price (such certificate, the "Closing Statement").  The Company shall provide Buyer with a reasonable opportunity to review and comment on the Closing Statement, including the line items, underlying assumptions, and basis of calculations. Buyer shall be entitled to review, comment on, and propose changes to the Closing Statement, including the calculation of the Leakage Amount and the Closing Purchase Price set forth therein, and in connection therewith, the Company shall provide Buyer and its Representatives access to all underlying records, personnel, and supporting documentation relating to the preparation of the Closing Statement and the calculation of the Leakage Amount and the Closing Purchase Price.  The Company shall promptly notify Buyer of, and correct, any material errors or omissions and shall promptly and reasonably consider in good faith any changes Buyer proposes to the Closing Statement and revise the Closing Statement if, based on its good faith and reasonable assessment, such changes are warranted.

(d) Notwithstanding anything to the contrary in this Agreement (including Section 4.01) or the A&R Company LLC Agreement, on or within 10 Business Days after the Closing Date, the Company shall repay to Hudbay or its Affiliates all amounts outstanding under any Intercompany Indebtedness.

Section 1.05 Deferred Purchase Price.  In addition to the payment of the Closing Purchase Price, as part of the consideration for the Subscription Units, Buyer shall pay to the Company, no later than the Deferred Purchase Price Deadline, an additional amount in cash equal to $180,000,000 (the "Deferred Purchase Price") by wire transfer of immediately available funds to an account designated in writing by the Company on or prior to the Deferred Purchase Price Deadline; provided that the Deferred Purchase Price payable under this Section 1.05 shall be reduced by any amounts actually funded in cash to the Company by Buyer pursuant to Section 4.01 of the A&R Company LLC Agreement prior to the Deferred Purchase Price Deadline.

Section 1.06 Purchase Price Allocation.  The Company shall in good faith determine and prepare an allocation of the Total Purchase Price plus any amounts treated as liabilities assumed among the assets of the Company, in accordance with the principles of Section 1060 of the Code and the Treasury Regulations thereunder (a "Purchase Price Allocation") in draft form not later than ninety (90) days following the Closing Date. Each Party shall cooperate with the other Parties and shall use commercially reasonable efforts to provide in a timely manner information, data and assistance required or requested to properly draft such allocation. Buyer shall provide or shall cause to provide any comments to the draft Purchase Price Allocation within fifteen (15) days of receipt. The Company shall consider in good faith such comments as are reasonably requested by Buyer and issue, or cause to issue, the final Purchase Price Allocation promptly thereafter. In the event the Total Purchase Price is subsequently adjusted pursuant to this Agreement, the Parties shall cooperate in good faith to mutually agree on adjustments to the Purchase Price Allocation in accordance with this Section 1.06. For U.S. federal (and applicable state and local) income tax purposes, the Parties shall not take any position or file any Tax Return that is inconsistent with the Purchase Price Allocation as finally determined hereunder, except as otherwise required by applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Buyer by the Company prior to the Effective Date (the "Company Disclosure Letter") (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Buyer as of the Effective Date and as of the Closing Date (or in the case of representations and warranties that speak of a specified date, as of such specified date), as the case may be, as follows:

Section 2.01 Organization, Good Standing and Qualification.

(a) (i) As of the Effective Date, the Company is a corporation duly organized, validly existing and in good standing under the laws of Arizona and (ii) as of the Closing Date, the Company is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware.  Each of the Company's Subsidiaries, a list of which as of the Effective Date is included in Section 2.01(a) of the Company Disclosure Letter, is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

(b) Each of the Company and each of its Subsidiaries (i) has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing, would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(c) The Company has made available to Buyer complete and correct copies of the Organizational Documents of the Company and its Subsidiaries, each as amended to the Effective Date, and as of the Effective Date, each such Organizational Document is in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of its Organizational Documents.

(d) As of the Closing Date, each of the Organizational Documents of the LLC and each of its Subsidiaries is in full force and effect.

(e) The minute books and share record and transfer books of the Company, all of which are in the possession of the Company (or a designated representative or agent of the Company) and copies of which have been made available to Buyer, are complete and correct in all material respects.

Section 2.02 Authority; Approval.  The Company has all requisite organizational power and authority and has taken all organizational or similar action necessary in order to execute, deliver and perform its obligations under this Agreement.  This Agreement has been, and the A&R Company LLC Agreement will be at Closing, duly executed and delivered by the Company and, when executed and delivered by Buyer and the other parties hereto and thereto, will constitute a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, preferential transfer, reorganization, moratorium and similar Laws relating to or affecting creditors' rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exception").

Section 2.03 Capital Structure.

(a) As of the Effective Date:

(i) The authorized capital stock of the Company consists of 1,000 Shares, of which 100 Shares are issued and outstanding, all of which are owned of record by Hudbay Arizona, which in turn is indirectly wholly owned by Hudbay, and no Shares are issued and held by the Company in its treasury;

(ii) All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable; and

(iii) Except for this Agreement and the Company's Organizational Documents, (A) there are no outstanding options, warrants, rights, calls, convertible securities or other Contracts obligating the Company or any of its Affiliates to issue, transfer, sell, dispose of, purchase, repurchase, redeem or transfer any Equity Interests (including the Shares) of the Company, (B) there are no outstanding appreciation, phantom or similar rights with respect to the Company and (C) the Shares are not subject to any voting trust agreements, proxies, or any other Contracts with respect to the voting, purchase, repurchase, dividend rights, disposition or transfer of the Shares.

(b) As of the Closing Date:

(i) All of the outstanding Common Units are duly authorized and validly issued (subject, only with respect to the Subscription Units, to the occurrence of the Closing on the terms contemplated herein) and as of immediately prior to the Closing are owned of record by Hudbay Arizona, which in turn is indirectly wholly owned by Hudbay;

(ii) Other than the Common Units, no Equity Interests of the Company are issued or outstanding;

(iii) Under the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.), Buyer will have no obligation to make payments for its purchase of the Subscription Units or make capital or other contributions to the LLC solely by reason of its ownership of the Subscription Units except as expressly provided in this Agreement and the A&R Company LLC Agreement; and

(iv) Except for this Agreement and the LLC's Organizational Documents (including the A&R Company LLC Agreement), (A) there are no outstanding options, warrants, rights, calls, convertible securities or other Contracts obligating the Company or any of its Affiliates to issue, transfer, sell, dispose of, purchase, repurchase, redeem or transfer any Equity Interests (including the Common Units) of the Company, (B) there are no outstanding appreciation, phantom or similar rights with respect to the Company and (C) the Common Units are not subject to any voting trust agreements, proxies, or any other Contracts with respect to the voting, purchase, repurchase, dividend rights, disposition or transfer of the Common Units.

(c) The Subscription Units, when paid for and issued to Buyer in accordance with the terms of this Agreement, will be duly authorized and validly issued, free and clear of all Liens, other than (i) as set forth in the A&R Company LLC Agreement or (ii) those caused by Buyer or any of its Affiliates;

(d) Each of the outstanding Equity Interests in each of the Company's Subsidiaries is, to the extent applicable, duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a wholly owned Subsidiary of the Company, free and clear of any Liens, other than Permitted Liens.

(e) The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of the Company on any matter.

Section 2.04 Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations listed on Section 2.04(a) of the Company Disclosure Letter (collectively, the "Regulatory Approvals") or filings, notices, reports, consents, registrations, approvals, permits and authorizations required due to the identity of, or assets owned or business conducted by, Buyer or any of its Affiliates, no expirations of waiting periods under applicable Antitrust Laws are necessary and no notices, reports or other filings are necessary to be made, nor are any consents, registrations, approvals, permits or authorizations necessary to be obtained from, any Governmental Authority in connection with the execution, delivery and performance by the Company of this Agreement and the A&R Company LLC Agreement or the consummation of the Transactions, or in connection with the continuing operation of the business of the Company following the Effective Date, except those that the failure to make or obtain would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the execution, delivery and performance of the A&R Company LLC Agreement by the Company and the consummation of the Transactions will not, conflict with require consent under, or result in any breach or violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligation under, or result in the creation or imposition of a Lien on any of the assets of the Company or any of its Subsidiaries under any provision of (i) any Material Permit, (ii) the Organizational Documents of the Company or any of its Subsidiaries, (iii) any loan agreement, indenture or other financial instrument binding upon the Company or any of its Subsidiaries or their assets, (iv) except with respect to any agreement, indenture or other financial instrument referenced in clause (iii), any Contract not otherwise terminable by the other party thereto on 90 days' or less notice or (v) assuming that all Regulatory Approvals and other items referred to in Section 2.04(a) have been obtained or complied with, any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (i), (iii), (iv) and (v) above, for any conflict, consent, breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

Section 2.05 Financial Statements.

(a) Section 2.05 of the Company Disclosure Letter sets forth a correct and complete copy of each of the following (collectively, the "Financial Statements"):  (i) the unaudited balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2024 and December 31, 2023, and the related unaudited consolidated statements of income (loss), consolidated statements of stockholders' equity and consolidated statements of cash flows for the 12-month periods then ended and (ii) the Most Recent Balance Sheet and the related unaudited consolidated statements of income, stockholders' equity and cash flows for the six-month period then ended (the "Interim Financial Statements").

(b) The Financial Statements fairly present in all material respects the financial condition and results of operations of the Company and its consolidated Subsidiaries for the respective applicable periods set forth therein, in each case in accordance with IFRS, consistently applied during the periods involved.  The Company maintains a standard system of accounting established and administered in accordance with IFRS.

Section 2.06 Absence of Certain Changes.

(a) From the Most Recent Balance Sheet Date to the Effective Date, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses, consistent with past practices in all material respects (except for actions related to this Agreement).

(b) Since the Most Recent Balance Sheet Date, (i) there has not been any change, occurrence or development in the financial condition, properties, assets, liabilities, business or results of operations of the Company, or any other change, occurrence, condition or development, that has had, or would reasonably be expected to have, a Material Adverse Effect and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the Effective Date through the Closing Date without Buyer's consent, would constitute a breach of Section 4.01(b).

Section 2.07 No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any obligations, commitments or liabilities (whether accrued, absolute, contingent, unknown or otherwise) required under IFRS to be reflected or reserved against in the Company's balance sheet other than obligations, commitments or liabilities that (a) have been reserved against or adequately reflected in the Most Recent Balance Sheet, (b) were incurred since the date of the Most Recent Balance Sheet in the ordinary course of business, and not in breach of any Contract or violation of Law, (c) have been incurred in the performance of obligations under this Agreement or (d) have not had, or would not reasonably be expected to have a Material Adverse Effect.

Section 2.08 Litigation.

(a) As of the Effective Date, there are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Affiliates (with respect to such Affiliates (other than the Company's Subsidiaries), relating to or affecting the business, properties or assets of the Company and its Subsidiaries), or any of their respective directors, managers or officers in their capacities as such, that, in each case, (i) are material to the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) As of the Effective Date, there are no Actions by the Company pending against any other Person, and the Company is not considering any such Action.  As of the Effective Date, the Company and its Subsidiaries are not a party to or bound by any Contract to settle or compromise any Action.

(c) As of the Effective Date, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that restricts the manner in which the Company or its Subsidiaries conduct their businesses in any material respect.

Section 2.09 Compliance with Laws; Sanctions.

(a) Since the Applicable Date, the Company and its Subsidiaries have been, and currently are, in compliance in all material respects with all Laws applicable to their properties, assets and businesses, including the Project.  As of the Effective Date, the Company and its Subsidiaries have not received any written communication alleging any noncompliance with any such Laws that has not been cured as of the Effective Date except as would not reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is required to register under, or seek an exemption from, the Investment Company Act of 1940.

(c) The Company and its Subsidiaries are in compliance with all Laws applicable to them relating to anti-bribery and anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977.  To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in such non-compliance or a violation of any such Laws by the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Affiliates (including its Subsidiaries) or, to the Knowledge of the Company, any of its or their respective directors, managers, officers or employees (i) has been targeted by sanctions or engaged in sanctions-targeted business or sanctionable activities or (ii) has been identified on any applicable sanctions lists, such as the United States Department of the Treasury's Office of Foreign Assets Control SDN List and any sanctions list maintained by the Canadian government, the government of any OECD country and any other jurisdiction where the Company or its Affiliates conduct business (such lists, collectively, the "Sanctions Lists").

Section 2.10 Material Contracts.

(a) Section 2.10(a) of the Company Disclosure Letter sets forth a list of each Contract to which the Company or any of its Subsidiaries is a party or by which the assets or properties of the Company or its Subsidiaries are bound, as of the Effective Date, that (i) is in respect of any indebtedness for borrowed money in an aggregate principal amount in excess of $1,000,000, (ii) involves future payments, an obligation to transfer real or personal property, other residual liability or the performance of services to or by the Company or any of its Subsidiaries of any amount or value reasonably expected to exceed $500,000 in any future 12-month period or $5,000,000 in the aggregate over the life of such Contract, (iii) imposes any non-compete or exclusivity obligation on the Company or any of its Subsidiaries that would reasonably be expected to materially impair the Project, (iv) limits, restricts or under certain circumstances, would by its express terms otherwise limit the ability of the Company to make distributions, (v) relates to any joint venture, strategic alliance, partnership, or similar arrangement that is material to the Company and its Subsidiaries, taken as a whole, (vi) is a royalty, streaming or offtake agreement, (vii) is material and relates to the Company's feasibility study activities for the Project or (viii) by its terms would survive or remain in effect following January 1, 2060 (each, a "Material Contract").

(b) Except for expirations, including any non-renewals, in the ordinary course of business consistent with past practice and in accordance with the terms of such Material Contract, each Material Contract is valid, binding and enforceable against the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries is in breach or violation of, or default under, any such Material Contract and, to the Knowledge of the Company, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) The Company has made available to Buyer a true and complete copy of each Material Contract (including, for the avoidance of doubt, any written amendments, modifications or supplements thereto).

Section 2.11 Title to Assets.

(a) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to the business, operations, and progress and development of the Initial Project, taken as a whole, (i) the Company has (A) in the case of owned real and personal property, including the Mineral Interests listed on Schedule 2.11(a), good and valid title to, and (B) in the case of leased real and personal property, valid and enforceable leasehold interests (as the case may be) in, all its real and personal property, in each case, free and clear of any Lien (other than Permitted Liens), (ii) all lands being mined by the Company and any of its Subsidiaries are subject to either patented or unpatented claims of the Company or such Subsidiary, (iii) the Company and its Subsidiaries, collectively, own or lease all Mineral Interests required for the operation of the Initial Project as it is operated or proposed to be operated as of the Effective Date and (iv)  the Company has paid all maintenance fees, rentals, property taxes and other fees and obligations required to maintain the Mineral Interests owned or leased by the Company as of the Effective Date in good standing.

(b) Other than any additional properties or assets that may be acquired by the Company and its Subsidiaries in the ordinary course of business following the Effective Date, the properties and assets owned, leased or licensed by the Company and its Subsidiaries constitute all of the properties and assets necessary for the business of the Company and its Subsidiaries as currently conducted and proposed to be conducted in accordance with the Pre-FID Budget.

Section 2.12 Reserves.

(a) As of the Effective Date, there are no facts, circumstances, events or developments that have caused or would reasonably be expected to cause the Company to believe that (i) the conclusions regarding the mineral reserve estimates for the Initial Project contained in the Pre-Feasibility Study are inaccurate or misleading in any materially adverse way or (ii) the procedures used to determine such mineral reserve estimates for the Initial Project were not conducted in accordance with established mining principles or practices set forth in the Canadian Institute of Mining, Metallurgy and Petroleum's CIM Definition Standards on Mineral Resources and Mineral Reserves.

(b) As of the Effective Date, to the Knowledge of the Company, it has provided Buyer with all material information available to the Company relating to the mineral reserve estimates and the principles and practices used to determine such mineral reserve estimates.

Section 2.13 Permits.

(a) Section 2.13(a) of the Company Disclosure Letter sets forth the Material Permits, together with the name of the Governmental Authority issuing each such Material Permit. Each Material Permit is held by the Company or a Subsidiary of the Company.

(b) All Material Permits are valid and in full force and effect and the Company, or its applicable Subsidiary, as the case may be, has filed all reports and paid all fees, assessments, and contributions required by such Material Permits and Laws applicable thereto.

(c) No Material Permit is subject to any pending regulatory Action before a Governmental Authority seeking to suspend, revoke, cancel or adversely modify such material Permit.

Section 2.14 Environmental Matters.

(a) Except for such matters that would not reasonably be expected to materially and adversely affect the Company and its Subsidiaries, taken as a whole: (i) the Company and its Subsidiaries have complied at all times since the Applicable Date with all applicable Environmental Laws, (ii) to the Knowledge of the Company, no property currently owned or leased by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance requiring remediation pursuant to any Environmental Law, (iii) from the Applicable Date to the Effective Date, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim, complaint or request for information alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law, except for any such written notice, demand, letter, claim, complaint or request for information that has since been resolved without ongoing liability as of the Effective Date and (iv) neither the Company nor any of its Subsidiaries is subject to any Order relating to liability under any Environmental Law.

(b) No Mineral Properties or other Property currently owned or leased by the Company or any of its Subsidiaries is listed on the National Priorities List pursuant to CERCLA or on any similar state list of sites requiring investigation or clean up.  Neither the Company nor any of its Subsidiaries has generated, transported or arranged for the transportation or disposal of any Hazardous Substance to any location listed on the National Priorities List pursuant to CERCLA or any similar state list that is the subject of federal, state or local enforcement actions or other investigation that would reasonably be expected to lead to material claims (including claims for remedial work, damage to natural resources or personal injury) against the Company or any of its Subsidiaries.

(c) Notwithstanding any other representations and warranties made by the Company in this Agreement, the representations and warranties in this Section 2.14 are the only representations and warranties made by the Company in this Agreement with respect to environmental matters.

Section 2.15 Intellectual Property.

(a) Section 2.15(a) of the Company Disclosure Letter sets forth a correct list, as of the Effective Date, of all of the Intellectual Property Rights owned by or purported to be owned by the Company and its Subsidiaries and that are issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or domain name registrar.

(b) The Company and its Subsidiaries own or otherwise have sufficient rights to use all Intellectual Property Rights material to, and used in or necessary for, the conduct of their respective businesses as currently conducted and, as of the Closing Date, proposed to be conducted in accordance with the Pre-FID Budget.

(c) All Registered Intellectual Property Rights material to the Company's or any of its Subsidiaries' respective businesses that are owned by the Company or any of its Subsidiaries are subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company's or its Subsidiaries' ownership or use of any such Registered Intellectual Property Rights.

(d) Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written claim (i) contesting or challenging the validity, enforceability or ownership of any Intellectual Property Rights material to the Company's or any of its Subsidiaries' respective businesses that are owned by the Company or any of its Subsidiaries, or (ii) alleging that the Company or any of its Subsidiaries materially infringes, misappropriates or otherwise violates the material Intellectual Property Rights of any Person.

(e) Since the Applicable Date, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries, whether directly or indirectly, in each case, except as would not reasonably be expected to have a Material Adverse Effect.

(f) The Company is not currently infringing upon, misappropriating, or otherwise violating, and since the Applicable Date, the Company has not infringed upon, misappropriated, or otherwise violated, any Intellectual Property Rights of any other Person, whether directly or indirectly, in any manner that would reasonably be expected to materially and adversely affect the Company or its Subsidiaries.

(g) Section 2.15(g) of the Company Disclosure Letter sets forth a correct list of all Contracts to which the Company or any of its Subsidiaries is a party pursuant to which (i) any license is granted under any material Intellectual Property Rights owned by the Company or any of its Subsidiaries or (ii) any Person has granted any license under any Intellectual Property Rights to the Company or any of its Subsidiaries that is material to, and used in or necessary for, their businesses, other than non-exclusive licenses for off-the-shelf software that have been granted on standardized, generally available terms, except, in each case of clause (i) or (ii), non-exclusive licenses granted in the ordinary course of business pursuant to standardized terms that have been made available to Buyer.

(h) Notwithstanding any other representations and warranties made by the Company in this Agreement, the representations and warranties in this Section 2.15 are the only representations and warranties made by the Company in this Agreement with respect to Intellectual Property Rights.

Section 2.16 Taxes.

(a) All income and other material Tax Returns of or with respect to the Company and each of its Subsidiaries have been prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects.

(b) All income and other material Taxes owed by the Company and each of its Subsidiaries (whether or not shown on such Tax Returns) have been fully and timely paid as required by applicable Law (taking into account any extension of time).

(c) All material Taxes required to be withheld by the Company or any of its Subsidiaries from amounts owing to any employee, creditor, agent, contractor, nonresident, or third party have been properly withheld, all required employer contributions and premiums for social security and unemployment Tax purposes have been paid and the Company and its Subsidiaries are in material compliance with all withholding Tax provisions of the Code.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  As of the Effective Date, there are no pending or, to the Knowledge of the Company, threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.  As of the Effective Date, to the Knowledge of the Company, there are no unresolved questions or claims concerning a material Tax liability of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar material Taxes that accrued on or before December 31, 2024 in excess of the amounts accrued with respect thereto that are reflected in the Most Recent Balance Sheet.

(e) There are no liens with respect to material Taxes on the assets or business of the Company or any of its Subsidiaries (other than liens for Taxes not yet due or for which adequate reserves have been established on the Company's Financial Statements).

(f) Neither the Company nor any of its Subsidiaries has been a member within the previous three taxable years preceding the Effective Date of any affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Hudbay Arizona (US) Corporation).

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax laws) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) application of Code Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto.

(h) The Company is treated as a corporation at all times from the Applicable Date until the effective time of the Delaware Conversion, and as of the effective time of the Delaware Conversion until Buyer acquires the Common Units, the Company is validly disregarded as an entity separate from Hudbay Arizona, in each case, for U.S. federal income Tax purposes.

(i) Notwithstanding any other representations and warranties made by the Company in this Agreement, the representations and warranties in this Section 2.16 and, to the extent applicable, Section 2.17 and Section 2.18, are the only representations and warranties made by the Company in this Agreement with respect to Tax matters.

Section 2.17 Brokers and Finders.  Neither the Company nor any of its Subsidiaries has incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders' fees or other similar payments in connection with the Transactions.

Section 2.18 Employee Benefits.

(a) Section 2.18(a) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Plan.  A copy of the material documents embodying each material Company Plan has been made available to Buyer.

(b) (i) Each Company Plan has been established and administered in accordance with its terms in all material respects, and in compliance in all material respects with applicable Laws, (ii) each Company Plan intended to be qualified (within the meaning of Code Section 401(a)) has received a favorable determination or opinion letter from the IRS as to its qualification, and to the Knowledge of the Company, no event has occurred that will or would reasonably be expected to cause the loss of such qualification and (iii) there have been no non-exempt "prohibited transactions" (as described in ERISA Section 406 or Code Section 4975) with respect to any Company Plan and none of the Company, it Subsidiaries or any of their ERISA Affiliates has engaged in any such prohibited transaction, in each case, that would reasonably be expected to result in a material liability to the Company or its Subsidiaries, and (iv) the Company and its Subsidiaries do not reasonably expect to incur any material penalties or liabilities under Code Sections 4980H, 6055 or 6056.

(c) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has now or at any time within the preceding six (6) years had an obligation to contribute to, or any liability (actual or contingent) with respect to: (i) a plan subject to Title IV of ERISA, (ii) a Multiemployer Plan, (iii) a "multiple employer plan" within the meaning of Code Section 413(c), (iv) a "multiple employer welfare arrangement" within the meaning of ERISA Section 3(40), (v) any post-termination or retirement medical or life insurance benefits, other than coverage required by Law at the sole cost of the covered individual, or (vi) a "gross-up" or similar payment in respect of any taxes that may become payable under Sections 409A or 4999 of the Code.

(d) None of the execution and delivery of this Agreement or the consummation of the Transactions (either alone or in combination with any other event) will (i) entitle any current or former director, officer employee or independent contractor (who is a natural person) of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates to any material amount of compensation or benefit under any Company Plan or otherwise, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Company Plan or otherwise, (iii) materially increase the amount of compensation or benefits due to any current or former director, officer,  employee or independent contractor (who is a natural person) of the Company, any of its Subsidiaries or any of their respective ERISA Affiliate (or their beneficiaries) or (iv) result in any breach or violation of, default under or limit the Company's right to amend, modify or terminate any Company Plan.  None of the payments contemplated by the Company Plans or otherwise would, in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)).

Section 2.19 Employee and Labor Matters.

(a)  Section 2.19(a) of the Company Disclosure Letter sets forth a list of each employee of the Company or its Subsidiaries as of the Effective Date, and in the case of each such employee, the following information, as applicable, as of the Effective Date: (i) title or position; (ii) date of hire or commencement of services; and (iii) work location.

(b) None of the employees of the Company or its Subsidiaries is represented by a union or other labor organization or group that was either voluntarily recognized or certified by any labor relations board or other Governmental Authority, and, as of the Effective Date, no union organizational campaign is pending or, to the Knowledge of the Company, threatened in writing with respect to any of the employees of the Company or its Subsidiaries.  There is no strike, lockout, work stoppage, slowdown or other concerted action or labor dispute that is pending or, to the Knowledge of the Company, threatened in writing, with respect to or involving any employees of the Company or its Subsidiaries.

(c) The Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices or terms and conditions of employment, including worker classification, wages, hours of work, discrimination, collective bargaining, immigration, workers' compensation, unemployment compensation, withholding and occupational safety and health.  All independent contractors (who are natural persons) providing personal services to the Company or its Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company or its Subsidiaries have been properly classified under the Fair Labor Standards Act and similar state laws.

(d) As of the Effective Date, there is no pending or, to the Company's Knowledge, threatened in writing, charge, claim or Action against the Company or its Subsidiaries by or before the Equal Employment Opportunity Commission or any state or local Governmental Authority, and there have been no such charges, claims or Actions in each case, other than any claim which was received prior to the Applicable Date and has since been resolved.

(e) The Company has reasonably investigated or reviewed all sexual harassment or other harassment, discrimination or retaliation allegations of which the Company has Knowledge and that have been made in writing, to a member of the Company's management or human resources personnel since the Applicable Date.  With respect to each such allegation in respect of which the Company determined there was potential merit, the Company is taking or has taken corrective action reasonably calculated to prevent further improper action of the type alleged.

Section 2.20 Insurance Policies.  As of the Effective Date, the Company maintains, or has caused its Affiliates to maintain, the insurance policies set forth in Section 2.20 of the Company Disclosure Letter.  As of the Effective Date, all such policies are in full force and effect, all premiums due thereunder have been paid, to the Company's Knowledge, there is no material default with respect to any such policy and no claims have been made under any such policy since the Applicable Date.

Section 2.21 Related Party Agreements.  Section 2.21 of the Company Disclosure Letter sets forth each Contract that is entered into by the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company or any of its Subsidiaries, on the other hand.

Section 2.22 No Other Representations or Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article II, any certificate delivered in connection with this Agreement and the A&R Company LLC Agreement, neither the Company nor any other Person makes (and the Company and its Subsidiaries and their respective Affiliates hereby disclaim) any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement and the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Buyer or any of its Subsidiaries or their respective Affiliates in connection with the Transactions; provided that nothing in this Section 2.22 shall be deemed to disclaim any representations or warranties under the A&R Company LLC Agreement or limit Buyer's remedies with respect to claims for Fraud.

(b) The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and, as of the Closing, in any certificate delivered in connection with this Agreement and the A&R Company LLC Agreement, neither Buyer nor any other Person has made any express or implied representation or warranty with respect to the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other Law, including the warranties of merchantability and fitness for a particular purpose) and the Company has not relied on any representation or warranty other than those expressly set forth in Article III; provided that, notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 2.22(b), nothing in this Section 2.22(b) shall limit the Company's remedies with respect to claims for Fraud.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company as of the Effective Date and as of the Closing Date (or in the case of representations and warranties that speak of a specified date, as of such specified date), as the case may be, as follows:

Section 3.01 Organization, Good Standing and Qualification.  Buyer (a) is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (b) has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to be so qualified or in good standing or to have such power or authority would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.02 Authority; Approval.  Buyer has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement.  This Agreement has been and the A&R Company LLC Agreement will be at the Closing, duly executed and delivered by Buyer and, when executed and delivered by the Company and the other parties hereto and thereto, will constitute a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.03 Governmental Filings; No Violations.

(a) Other than the CFIUS Approval and the Regulatory Approvals, no expirations of waiting periods under applicable Antitrust Laws are necessary and no notices, reports or other filings are necessary to be made, nor are any consents, registrations, approvals, permits or authorizations necessary to be obtained from, any Governmental Authority in connection with the execution, delivery and performance by Buyer of this Agreement and the A&R Company LLC Agreement or the consummation of the Transactions, except those that the failure to make or obtain would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) The execution, delivery and performance of this Agreement by Buyer does not, and the execution, delivery and performance of the A&R Company LLC Agreement and the consummation of the Transactions will not, conflict with, require consent under, or result in any breach or violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligation under, or result in the creation or imposition of a Lien on any of the assets of Buyer under any provision of (i) the Organizational Documents of Buyer or any Person to whom Buyer assigns its rights under Section 8.14, (ii) any Contract binding upon Buyer or any of its Subsidiaries or (iii) assuming that all Regulatory Approvals and the CFIUS Approval have been obtained or complied with, any Law to which Buyer or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such conflict, consent, breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(c) No vote of holders of Equity Interests in Buyer is necessary to approve this Agreement and the Transactions.

Section 3.04 Litigation.  As of the Effective Date, there are no Actions pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates that, in each case, would, if adversely determined, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.  As of the Effective Date, Buyer is not a party to or subject to the provisions of any Order that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.05 Compliance with Laws; Sanctions.

(a) Buyer and its Subsidiaries are in compliance with all Laws applicable to them relating to anti-bribery and anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977.  To the Knowledge of Buyer, there are no facts or circumstances that would reasonably be expected to result in such non-compliance or a violation of any such Laws by Buyer or any of its Subsidiaries.

(b) Neither Buyer nor any of its Affiliates (including its Subsidiaries) or, to the Knowledge of Buyer, any of its or their respective directors, managers, officers or employees (i) has been targeted by sanctions or engaged in sanctions-targeted business or sanctionable activities or (ii) has been identified on any Sanctions List or any applicable sanctions list maintained by any jurisdiction where Buyer or any of its Affiliates conducts business.

Section 3.06 Available Funds.  Buyer has immediately available funds sufficient to enable it to consummate the Transactions and satisfy all of its obligations under this Agreement when required to do so pursuant to the terms hereof and has furnished to the Company written evidence thereof.

Section 3.07 Solvency.

(a) Buyer is not entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors.

(b) After giving effect to the Transactions, at and immediately after the Closing, Buyer (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its existing debts as they mature or become due), (ii) will have adequate capital and liquidity with which to engage in its businesses and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 3.08 Brokers and Finders.  Neither Buyer nor any of its Subsidiaries has engaged any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders' fees or other similar payments in connection with the Transactions, in each case, that would result in Hudbay, the Company or any of their respective Subsidiaries being liable for any of the foregoing.

Section 3.09 Investment Representations.

(a) Buyer is acquiring the Subscription Units for its own account for investment purposes only and not with a view to the resale, re-offer, distribution or other disposition of all or any part thereof in violation of the Securities Act or applicable state securities Laws, except for such distributions and dispositions which are (i) explicitly permitted or contemplated under the terms of the A&R Company LLC Agreement and (ii) effected in compliance with the Securities Act and all applicable state securities Laws.

(b) Buyer understands the Subscription Units have not been registered under the Securities Act or applicable state securities Laws and, therefore, it will be necessary for Buyer to continue to hold the Subscription Units and to continue to bear the economic risk of the investment therein unless and until the offering and sale of the Subscription Units by Buyer is registered or qualified under the Securities Act and applicable state securities Laws, or an exemption from registration or qualification is available.

(c) Buyer has such knowledge, sophistication and experience (based on actual participation) in financial and business matters and about the industries in which the Company operates that it is capable of evaluating the merits and risks of an investment in the Subscription Units and of making an informed investment decision.

(d) Buyer is an "accredited investor" (within the meaning of Regulation D promulgated under the Securities Act).  Buyer acknowledges the Subscription Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without (i) registration under applicable securities Laws, except pursuant to an applicable exemption therefrom, (ii) compliance with any other Laws and (iii) compliance with the terms and conditions set forth in the A&R Company LLC Agreement, which Buyer acknowledges includes certain limitations with respect to the Subscription Units.

(e) Buyer understands that the specific tax consequences to Buyer of acquiring Subscription Units will depend on Buyer's individual circumstances, and Buyer affirms that it has been advised to seek appropriate legal counsel with respect to such tax consequences;

(f) Buyer is not, nor is it Controlled By any Person who is, considered to be an "investment company" under the Investment Company Act of 1940;

(g) Buyer and each of its Representatives (i) has had full access to and the opportunity to review all of the documents in the Data Room and (ii) has been afforded full access to the books and records, facilities and officers, directors, managers, employees and other Representatives of the Company for purposes of conducting a due diligence investigation with respect thereto.  Buyer has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, and, in making its determination to proceed with the Transactions, Buyer and each of its Affiliates has relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company expressly and specifically set forth in Article II (as qualified by the Company Disclosure Letter with respect thereto); provided that nothing in this Section 3.09 shall be deemed to disclaim or waive any representations or warranties under this Agreement, any certificate delivered in connection with this Agreement or the A&R Company LLC Agreement, or limit Buyer's remedies with respect to claims for Fraud.

Section 3.10 No Other Representations or Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article III and in the A&R Company LLC Agreement, neither Buyer nor any other Person makes (and Buyer, on behalf of itself, its Subsidiaries and their respective Affiliates hereby disclaims) any other express or implied representation or warranty with respect to the Transactions or to any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to the Company or any of its Subsidiaries or their respective Affiliates in connection with the Transactions; provided that nothing in this Section 3.10(a) shall be deemed to disclaim any representations or warranties under the A&R Company LLC Agreement or limit the Company's remedies with respect to claims for Fraud.

(b) Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II or any certificate delivered in connection with this Agreement, neither the Company nor any other Person has made any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective Affiliates (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other Law, including the warranties of merchantability and fitness for a particular purpose) and Buyer has not relied on any representation or warranty other than those expressly set forth in Article II or any certificate delivered in connection with this Agreement; provided that, notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 3.10(b), nothing in this Section 3.10(b) shall be deemed to disclaim or waive any representations or warranties under the A&R Company LLC Agreement, or limit Buyer's remedies with respect to claims for Fraud.  Without limiting the generality of the foregoing, Buyer acknowledges and agrees that it has not relied on any other information provided, or made available, to Buyer or any of its Subsidiaries or their respective Affiliates in connection with the Transactions, and that none of the Company, any of its Affiliates nor any other Person shall be subject to any liability to Buyer or any other Person resulting from (i) any misrepresentation or omission by the Company, any of its Affiliates or any other Person with respect to any such information or (ii) Buyer's use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or their respective Representatives in the Data Room or any teaser, confidential information memorandum, management presentations or otherwise in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II.

ARTICLE IV

COVENANTS

Section 4.01 Interim Operations of the Company.

(a) Except as described in Section 4.01(a) of the Company Disclosure Letter, as otherwise expressly required, permitted or contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, during the period from the Effective Date until the Closing, unless Buyer shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as required by Law, the Company shall, and shall cause its Subsidiaries to, conduct its and their business substantially in accordance with the Pre-FID Budget and otherwise use its and their respective commercially reasonable efforts to conduct business in the ordinary course in all material respects and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to preserve their business organizations intact, retain all Material Permits, and maintain existing relations with key Governmental Authorities, customers, suppliers, distributors, creditors and employees.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the Effective Date until the Closing, except (w) as otherwise expressly required or permitted by this Agreement, or as described in Section 4.01(a) of the Company Disclosure Letter, (x) as expressly contemplated in the Pre-FID Budget, (y) for any action or decision that could be approved by Simple Majority Approval (as defined in the form of A&R Company LLC Agreement attached as Appendix C) pursuant to the form of A&R Company LLC Agreement attached as Appendix C, or (z) as Buyer may approve in writing, such approval not to be unreasonably withheld, conditioned or delayed, and except as required by Law, the Company will not and will not permit its Subsidiaries to:

(i) Adopt any change in its Organizational Documents (other than in connection with the Delaware Conversion);

(ii) Except for any such transactions between or among the Company and its wholly owned Subsidiaries or between or among such wholly owned Subsidiaries, merge or consolidate with any other Person, or restructure, reorganize, dissolve or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) Acquire assets outside of the ordinary course of business from any other Person or acquire any business or Person, by merger or consolidation, purchase of substantially all assets or Equity Interests or by any other manner, in each case, in any transaction or series of related transactions, other than transactions between or among the Company and its wholly owned Subsidiaries or between or among such wholly owned Subsidiaries;

(iv) Transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, product lines, businesses or interests therein, including Equity Interests in any of the Company's Subsidiaries, except for (A) sales or other dispositions of obsolete assets in the ordinary course of business consistent with past practice; (B) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (C) lapses of any Registered Intellectual Property Right at the end of its applicable statutory term;

(v) Issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any Equity Interests in the Company or any of its Subsidiaries (other than the issuance of Equity Interests by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any such Equity Interests, or any options, warrants or other rights of any kind to acquire any such Equity Interests;

(vi) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests (except for dividends paid by any wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its Equity Interests;

(vii) Create, incur, assume or permit any Lien in respect of any assets of the Company or any of its Subsidiaries other than Permitted Liens;

(viii) Make any loans, advances, guarantees or capital contributions to, purchases of equity in, or investments in, any Person (other than the Company or any wholly owned Subsidiary of the Company);

(ix) Except for Intercompany Indebtedness, incur, create, assume or permit to exist any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(x) Make or authorize any capital expenditures, other than any capital expenditure (A) made or to be made from insurance proceeds for the repair and/or prevention of damage to any property of the Company or any of its Subsidiaries, (B) necessary to repair and/or prevent damage to any property of the Company or any of its Subsidiaries in the event of an emergency situation, (C) necessary to address human health and safety issues related to the employees of the Company or any of its Subsidiaries or (D) necessary to address the consequences of any hurricane, superstorm, flood, tornado, earthquake or other natural disaster, or any other force majeure event;

(xi) Other than in the ordinary course of business, enter into any Contract that would have been a Material Contract had it been entered into prior to the Effective Date;

(xii) Amend, modify or terminate any Material Contract in a manner that would be materially adverse to the development of the Project;

(xiii) Permit to lapse or fail to maintain or renew any Material Permit (it being understood that, unless a Final Determination has been made in respect thereof, no challenge to any Material Permit shall constitute a lapse or failure to maintain or renew such Material Permit);

(xiv) Make any changes with respect to its accounting policies or procedures, except as required by changes in Law or IFRS;

(xv) Settle any Action for an amount in excess of $[REDACTED - Dollar Figure] in the aggregate, net of any amount by insurance, indemnification or existing reserves established in accordance with IFRS;

(xvi) Subject the Company or any of its Subsidiaries to any bankruptcy, receivership, insolvency or similar proceeding;

(xvii) Knowingly take any actions or omit to take any actions that would, individually or in the aggregate, reasonably be expected to result in any of the conditions set forth in Article V not being satisfied;

(xviii) Take any action that would reasonably be expected to have the effect of increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date;

(xix) Take any action that, if taken following Closing, would require approval of the Board of Managers (as such term is defined in the A&R Company LLC Agreement) under Section 3.04(b), Section 3.04(c) or Section 3.04(d) of the A&R Company LLC Agreement; or

(xx) Agree, authorize or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct any of the Company's operations prior to the Closing Date.

Section 4.02 Access to Information.

(a) From the Effective Date until the earlier of the Closing Date and the termination of this Agreement, the Company, to the extent permitted by Law, shall (i) upon reasonable prior notice from Buyer, (A) provide Buyer and its authorized Representatives with access during normal business hours and in a manner that does not unreasonably interfere with or interrupt the operation of the Company's business, to the books and records, properties, assets, Contracts and other data and documents of the Company and the Project and (B) reasonably cooperate, and cause its Subsidiaries to reasonably cooperate, with Buyer and its authorized Representatives in connection with their review of such materials and information, including by making available the Company's and its Subsidiaries' appropriate employees and accountants to the extent reasonably requested, in each case of the foregoing and (ii) at least once every calendar month furnish to Buyer a report summarizing the then-current status of the Feasibility Study and any Early Work (each as defined in the A&R Company LLC Agreement), along with other information relating to the progress of the Feasibility Study or Early Work (each as defined in the A&R Company LLC Agreement) reasonably requested by Buyer; provided that, in each case, the Company shall not be required to disclose any document or information, or permit any inspection, if and to the extent that would, in the reasonable judgment of the Company, (w) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement (or entered into after the date of this Agreement in compliance with Section 4.01), (x) result in a violation of Law, including any fiduciary duty, (y) waive the protection of any attorney-client privilege or (z) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of any Action by a third party (other than Buyer or its Affiliates); provided that in the case of each of the foregoing clauses (w) through (z), the Company shall use commercially reasonable efforts to provide to the Buyer or its authorized Representatives (as applicable), to the extent possible, access to the relevant information in redacted, summary or alternative form, or otherwise in a manner that would not reasonably be expected to result in such disclosure, violation or waiver.

(b) Neither the Company nor any of its Affiliates nor any of their Representatives makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 4.02, and Buyer may not rely on the accuracy of any such information, in each case, other than the representations and warranties set forth in Article II (as qualified by the Company Disclosure Letter).  Buyer shall use the information provided pursuant to this Section 4.02 solely for the purpose of effecting the Transactions, and such information shall be deemed to be "Confidential Information" governed by the terms and conditions of Section 4.06.

Section 4.03 Cooperation and Efforts to Consummate Transactions; Status Updates.

(a) Cooperation and Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, but subject to the limitations set forth in Section 4.04(b), the Company and Buyer shall cooperate with each other and shall (and shall cause their respective controlled Affiliates) to take or cause to be taken all actions reasonably necessary or advisable on their part under this Agreement to consummate the Transactions as promptly as reasonably practicable to give effect to the terms of this Agreement and to consummate the Transactions contemplated hereby and shall not take any action after the Effective Date that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) Status Updates.  Subject to Laws and as required by any Governmental Authority, the Company and Buyer shall, and shall cause their respective Affiliates to, keep the other apprised of the status of matters relating to the consummation of the Transactions, including, subject to Laws relating to the exchange of information, promptly furnishing the other with copies of material or substantive notices or other communications (or where no such copies are available, a reasonably detailed written description thereof) received by Buyer or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Authority with respect to the Transactions.

Section 4.04 Regulatory Filings.

(a) Submission of Filings and Notices.

(i) Exchanging Information.  Subject to Laws relating to the exchange of information, the Company and Buyer shall each, upon request by the other, furnish the other or its respective Representatives with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Transactions.

(ii) Initial Submissions.  The Company and Buyer shall prepare and file as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, clearances, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Transactions.  The Company and Buyer shall use their respective commercially reasonable efforts to obtain early termination of any applicable waiting period, to the extent required, from the applicable Governmental Authority.  Whether or not the Transactions are consummated, Buyer shall be responsible for all fees and payments to any Governmental Authority (including filing fees) in connection with such filings.

(iii) Subsequent Submissions.  The Company and Buyer shall promptly provide all documents requested by any Governmental Authority to the extent reasonably necessary or advisable to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from such Governmental Authority in order to consummate the Transactions.

(iv) Conduct of Interactions with Government Entities.  Subject to Laws relating to the exchange of information, Buyer and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Buyer or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions.  In exercising the foregoing rights, the Company and Buyer shall act reasonably and as promptly as practicable and, shall in no case, materially delay the Transactions contemplated hereby.  Neither the Company nor Buyer shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat.

(b) Remedies.  Notwithstanding anything to the contrary in this Agreement, Buyer and its Affiliates shall use their reasonable best efforts to obtain as promptly as reasonably practicable any approvals from a Governmental Authority required of Buyer or its Affiliates in connection with the Transactions, including the Regulatory Approvals and the CFIUS Approval. For purposes of this Section 4.04, such efforts shall be limited to [REDACTED - Commercially Sensitive Information]; provided, however, that such actions shall not require Buyer or any of its Affiliates to [REDACTED - Commercially Sensitive Information] or [REDACTED - Commercially Sensitive Information].

(c) CFIUS Notice.  In connection with seeking CFIUS Approval, and notwithstanding anything to the contrary in this Agreement:

(i) The Parties agree to submit as promptly as reasonably practicable, a draft joint voluntary notice to CFIUS pursuant to 31 C.F.R. § 800.501(g) with respect to the Transactions, and, as promptly as reasonably practicable after addressing any comments received from CFIUS concerning the draft notice, submit a joint notice to CFIUS pursuant to 31 C.F.R. § 800.501(a) (the "CFIUS Notice") with respect to the Transactions.

(ii) Each of the Parties shall respond to any request for information from CFIUS in the timeframe set forth in 31 C.F.R. Part 800; provided that (i) a Party, after consultation with each other Party, may request in good faith an extension of time pursuant to 31 C.F.R. § 800.504(a)(3) to respond to CFIUS requests for follow-up information and (ii) under no circumstance may a Party request any extension that would reasonably be expected to cause CFIUS to reject the CFIUS Notice filed by the Parties for failure to provide the requested information.  Buyer shall be responsible for all filing fees associated with the CFIUS Notice.

(iii) In connection with any CFIUS review or investigation and without limiting the other provisions of this Section 4.04, each Party shall (i) cooperate in all respects and consult with each other in connection with the preparation and consideration of the CFIUS Notice, including by allowing the other Party to have an opportunity to review in advance and comment on drafts of filings and submissions, subject to redactions for business confidential information and excluding any draft responses to be submitted to CFIUS on a restricted basis, and (ii) promptly inform the other Parties of any substantive communication made to, or received by such Party from, CFIUS (including members of its staff) regarding the CFIUS Approval or the CFIUS Notice, excluding any confidential or competitively sensitive information included in such communication.

(iv) Prior to communicating substantively with CFIUS (including members of its staff), whether or not in writing, each Party shall permit counsel for each other Party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Parties in connection with, any such substantive communication; provided that such communications are not requested by CFIUS to be kept confidential.  Each Party agrees not to participate in any substantive meeting or discussion, either in-person, virtually, or by telephone, with CFIUS (including members of its staff) in connection with the CFIUS Notice unless, to the extent not prohibited by CFIUS, it consults with the other Parties in advance and gives the other Parties the opportunity to attend and participate.

Section 4.05 Publicity.  Each of the Company and Buyer shall consult with the other, provide the other with a reasonable opportunity to review and give due consideration to reasonable comments made by the other prior to it or its Affiliates issuing any press releases or otherwise making public announcements with respect to this Agreement or the Transactions contemplated hereby and prior to making any filings with any third party and/or any Governmental Authority with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with, or rules of, any securities exchange or interdealer quotation service on which it or its Affiliates lists or trades securities or by the request of any Governmental Authority, in which case the other Party and its Representatives shall, to the extent reasonably practicable, have the right to review such press release or announcement prior to issuance, distribution or publication.  Notwithstanding anything to the contrary herein, neither Party shall disclose any information regarding the Transactions, except as provided in this  Section 4.05 or Section 4.06.

Section 4.06 Confidentiality.

(a) The terms of the confidentiality agreement, dated as of [REDACTED - Commercially Sensitive Information] (the "Confidentiality Agreement"), between Hudbay and Buyer, are hereby incorporated by reference, and the obligations thereunder made mutual as between the Parties and applied mutatis mutandis, and, notwithstanding anything contained in the Confidentiality Agreement to the contrary, shall continue in full force and effect until the Closing, at which time the obligations of such Confidentiality Agreement shall terminate.

(b) From and following the Closing, the terms of this Agreement and all confidential discussions and information relating hereto shall be treated as "Confidential Information" under the A&R Company LLC Agreement and shall be governed by Section 10.10 thereof; provided that such termination will not relieve any Party of any liability for any breach of the terms of such Confidentiality Agreement or this Section 4.06 occurring prior to such termination.

Section 4.07 Further Assurances.  The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments, and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions.

Section 4.08 Tax Matters.

(a) At Hudbay's cost, Hudbay shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries for periods ending on or before the Closing Date and Hudbay shall pay or cause to be paid all Taxes due with respect to any taxable period of the Company and its Subsidiaries that ends on or before the Closing Date and the portion of any Straddle Period that begins on or before and ends on or after the Closing Date.

(b) For all purposes under this Agreement, in the case of any Straddle Period, the portion of such Tax that relates to the portion of such Straddle Period ending at the end of the Closing Date shall (i) in the case of any real estate, personal property and similar ad valorem Taxes and applicable to periods beginning before the Closing Date and ending on or after the Closing Date, be deemed to be the amount of such Tax for such entire Straddle Period multiplied by a fraction the numerator of which is the number of days in such Straddle Period ending at the end of the Closing Date and the denominator of which is the number of days in such entire Straddle Period, and (ii) in the case of other Taxes, be deemed equal to the amount that would be payable if such Straddle Period ended on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the Tax period ending on and including the Closing Date and the Tax period beginning after the Closing Date in proportion to the number of days in each such period relative to the entire taxable period.

(c) In the event that any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transactions ("Transfer Taxes") are payable in connection with this Agreement or the Transactions, each of Buyer and the Company shall bear 50% of all such Transfer Taxes.

(d) The Parties agree that the Company shall select the "traditional method" for purposes of Section 704(c) of the Code and as provided in the Treasury Regulations promulgated thereunder with respect to the assets deemed to be contributed to the Company on the Closing Date.

(e) Subject to the provisions of Article VII, Hudbay shall indemnify the Company and its Subsidiaries for any Indemnified Taxes.

Section 4.09 Delaware Conversion.  From the Effective Date through the Closing, the Company shall use its reasonable best efforts to complete the Delaware Conversion and to qualify to transact business in Arizona on or prior to the Closing Date.

Section 4.10 Management Services Agreement.  The Parties shall cooperate and negotiate in good faith between the Effective Date and the Closing to agree on a definitive form of the Management Services Agreement.

ARTICLE V

CONDITIONS

Section 5.01 Conditions to Each Party's Obligation to Consummate the Transactions.  The obligation of each Party to consummate the Transactions is subject to the satisfaction or waiver in writing by Buyer and the Company, at or prior to the Closing, of each of the following conditions:

(a) Regulatory Consents.  The waiting period (including any extensions thereof, including those related to any timing agreements with any applicable Governmental Authority) applicable to the consummation of the Transactions under the Regulatory Approvals shall have expired or been earlier terminated, CFIUS Approval shall have been obtained and remain in full force and effect, and all Regulatory Approvals shall have been obtained or made (as applicable) and remain in full force and effect.

(b) Orders and Litigation.  No court, arbitrator, mediator or other Governmental Authority of competent jurisdiction shall have enacted, enforced, entered, issued or promulgated any Order or Law (whether temporary, preliminary or permanent) that is in effect and has the effect of (i) making the Transactions illegal or otherwise prohibiting consummation of the Transactions or (ii) causing the Transactions to be rescinded following their consummation, and no Action brought by any Governmental Authority challenging or seeking to prohibit the consummation of the Transactions shall be pending.

(c) Delaware Conversion; Arizona Qualification.  (i) The Delaware Conversion shall have been completed, (ii) the Company shall be qualified to transact business in Arizona and (iii) the Company shall validly be disregarded as an entity separate from Hudbay Arizona for U.S. federal income Tax purposes.

Section 5.02 Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Transactions is also subject to the satisfaction or waiver in writing by Buyer at or prior to the Closing of the following conditions:

(a) Representations and Warranties of the Company.

(i) The Company Fundamental Representations shall be true and correct in all material respects as of the Effective Date and the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date or time, in which case such representation and warranty shall be true and correct as of such earlier date or time).

(ii) The other representations and warranties of the Company set forth in Article II shall be true and correct (without giving effect to any materiality qualifiers, including "Material Adverse Effect" (other than materiality qualifiers describing the required contents of a section or subsection of the Company Disclosure Letter, which shall not be disregarded), contained therein) as of the Effective Date and the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date or time, in which case such representation and warranty shall be true and correct as of such earlier date or time), except where the failure of any such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company.  The Company and Hudbay shall have performed and complied in all material respects with each of the covenants required to be performed by them under this Agreement on or prior to the Closing Date.

(c) Closing Certificate.  Buyer shall have received at the Closing a certificate signed on behalf of the Company by a duly authorized officer of the Company (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), certifying that the conditions set forth in Section 5.02(a) and Section 5.02(b) have been satisfied.

Section 5.03 Conditions to Obligations of the Company.  The obligation of the Company to consummate the Transactions is also subject to the satisfaction or waiver in writing by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Buyer set forth in Section 3.01 and Section 3.02 shall be true and correct in all material respects as of the Effective Date and the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date or time, in which case such representation and warranty shall be true and correct as of such earlier date or time).

(ii) The other representations and warranties of Buyer contained in Article III shall be true and correct (without giving effect to any materiality qualifiers contained therein) as of the Effective Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of an earlier date or time, in which case such representation and warranty shall be true and correct as of such earlier date or time), except where the failure of any such representation and warranty to be so true and correct would not reasonably be expected to prevent, materially delay or materially impair the ability of Buyer to consummate the Transactions.

(b) Performance of Obligations of Buyer.  Buyer shall have performed and complied in all material respects with each of the covenants required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Closing Certificate.  The Company shall have received at the Closing a certificate signed on behalf of Buyer by a duly authorized officer of Buyer (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), certifying that the conditions set forth in Section 5.03(a) and Section 5.03(b) have been satisfied.

Section 5.04 Frustration of Closing Conditions.  A Party may not rely on the failure of any condition set forth in Section 5.01, Section 5.02 or Section 5.03, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

ARTICLE VI

TERMINATION

Section 6.01 Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) By written agreement of Buyer and the Company;

(b) By either Buyer or the Company, by giving written notice of such termination to the other Party, if (i) the Closing shall not have occurred on or prior to the Outside Date or (ii) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 6.01(b) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have caused such failure of the Closing to occur;

(c) By the Company if Buyer shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, or any of its representations and warranties shall have become untrue after the Effective Date, which breach or failure to perform or be true (i) would give rise to the failure of a condition set forth in Section 5.01 or Section 5.03 and (ii) is not curable or, if curable, is not cured within the earlier of (A) 30 days after written notice thereof is given by the Company to Buyer and (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.01(c) if the Company is then in material breach of any of its representations and warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 5.01 or Section 5.02; or

(d) By Buyer if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, or any of its representations and warranties shall have become untrue after the Effective Date, which breach or failure to perform or be true (i) would give rise to the failure of a condition set forth in Section 5.01 or Section 5.02, respectively and (ii) is not curable or, if curable, is not cured within the earlier of (A) 30 days after written notice thereof is given by Buyer to the Company and (B) the Outside Date; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 6.01(d) if Buyer is then in material breach of any of its representations and warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 5.01 or Section 5.03.

Section 6.02 Effect of Termination and Abandonment.  In the event of termination of this Agreement pursuant to this Article VI, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party or Hudbay (or of any of their respective Representatives or Affiliates); provided that (a) no such termination shall relieve any Party of any liability or damages to the other Party or Hudbay resulting from any willful breach of this Agreement and (b) the provisions set forth in this Section 6.02, Article VIII and the Confidentiality Agreement shall survive the termination of this Agreement.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival.

(a) Each representation, warranty, covenant and other obligation contained in this Agreement shall survive the Closing, but only until the applicable survival date specified in this Section 7.01(a), whereupon it shall terminate; provided that if a claim with respect thereto shall be made prior to such survival date in compliance with Section 7.04, then such survival date shall be extended, and such provision shall survive solely for purposes of this Article VII, but only with respect to such claim and only until the Final Determination thereof, whereupon such provision shall terminate.

(i) The survival date applicable to Fundamental Representations shall be the 48-month anniversary of the Closing Date.

(ii) The survival date applicable to the other representations and warranties contained in this Agreement shall be the 18-month anniversary of the Closing Date, other than (x) the representations and warranties set forth in Section 2.22 and Section 3.10, which shall survive the Closing indefinitely, (y) the representations and warranties set forth in Section 2.14, which shall survive the Closing and remain in full force and effect until the sixth anniversary of the Closing Date and (z) the representations and warranties set forth in Section 2.16, which shall survive the Closing and remain in full force and effect until the 60th day following the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

(iii) The covenants and obligations in this Agreement that by their terms are to be performed at or prior to the Closing shall not survive the Closing, and thereafter no party shall have any liability in respect thereof.

(iv) The covenants and obligations in this Agreement that by their terms require performance after the Closing (including the provisions contained in this Article VII and in Article VIII) shall survive until fully performed, other than the obligations with respect to Indemnified Taxes pursuant to Section 4.08(e), which shall survive the Closing and remain in full force and effect until the 60th day following the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

(b) No Party shall have any liability to any Person with respect to any provision of this Agreement or the subject matter thereof unless such Party is notified in writing of a claim in respect of a breach or failure to perform such provision prior to the expiration of the applicable survival date specified in Section 7.01(a), which supersedes any statute of limitations that would otherwise apply, and no Party shall thereafter assert any claim, cause of action, right or remedy, or any Action, with respect to such provision or the subject matter thereof.

Section 7.02 Indemnification by the Company.

(a) Following the Closing and until the applicable survival dates provided in Section 7.01(a), the Company shall indemnify, defend and hold harmless Buyer and its Affiliates and their respective successors and permitted assigns, in their capacity as such (collectively, the "Buyer Indemnified Parties"), for, from and against all Losses actually incurred or suffered by them as the result of:

(i) The breach by the Company of any representation and warranty made by the Company in Article II; provided, that the Buyer Indemnified Parties shall not be entitled to assert any claim for indemnification with respect to a breach of Section 2.16 for Taxes of or allocable to any Tax period beginning after the Closing Date and the portion of any Straddle Period that begins the day after the Closing Date; or

(ii) The breach by the Company of any covenant or obligation of the Company contained in this Agreement.

(b) The Company shall not have any liability in respect of any Losses of the type described in Section 7.02(a)(i) (other than for claims with respect to the Company Fundamental Representations or the representations and warranties in Section 2.16) (i) to the extent that the aggregate amount of such Losses exceeds $[REDACTED - Dollar Figure] (the "Cap Amount"), (ii) unless and until the aggregate amount of such Losses exceeds $[REDACTED - Dollar Figure] (the "Basket Amount"), in which event the Company shall be liable for all such Losses, including the Basket Amount; or (iii) that arise from any individual item, occurrence, circumstance, act or omission (or series of related items, occurrences, circumstances, acts or omissions) unless and until the aggregate amount of Losses resulting therefrom exceeds $[REDACTED - Dollar Figure] (the "Per Claim Amount"), nor shall any Losses excluded pursuant to this clause (iii) be taken into account for purposes of determining whether the Basket Amount or the Cap Amount has been exceeded in respect of claims made by the Buyer Indemnified Parties.

(c) For purposes of determining in connection with the indemnification obligations of the Company under this Section 7.02 (i) whether any representation or warranty in this Agreement has been breached and (ii) the amount of any Losses arising from or relating to any such breach, any and all qualifications or limitations in such representations and warranties as to "materiality," "Material Adverse Effect" or other similar qualifiers shall be disregarded and given no effect (except for the defined terms "Material Contract" and "Material Permit" and those contained in Section 2.05(b)).

(d) Except in the case of Fraud, the aggregate liability of (x) the Company in satisfaction of claims for indemnification pursuant to Section 7.02(a)(i) in respect of breaches of the Company Fundamental Representations and the representations and warranties in Section 2.16 (together with all other amounts paid in respect of Losses of the type described in Section 7.02(a)(i)) and (y) Hudbay in satisfaction of claims for indemnification pursuant to Section 4.08(e) in respect of Indemnified Taxes shall not exceed the Total Purchase Price.

Section 7.03 Indemnification by Buyer.

(a) Following the Closing and until the applicable survival dates provided in Section 7.01(a), Buyer shall indemnify, defend, hold harmless and reimburse the Company, Hudbay and their respective Affiliates (and their respective successors and permitted assigns), in their capacity as such (collectively, the "Company Indemnified Parties"), for, from and against all Losses actually incurred or suffered by them as the result of:

(i) The breach by Buyer of any representation and warranty made by Buyer in Article III; or

(ii) The breach by Buyer of any covenant or obligation of Buyer contained in this Agreement.

(b) Buyer shall not have any liability in respect of any Losses of the type described in Section 7.03(a) (other than for claims with respect to Buyer Fundamental Representations) (i) to the extent that the aggregate amount of such Losses exceeds the Cap Amount; (ii) unless and until the aggregate amount of such Losses exceeds the Basket Amount, in which event Buyer shall be liable for all such Losses, but only to the extent that they exceed the Basket Amount; or (iii) that arise from any individual item, occurrence, circumstance, act or omission (or series of related items, occurrences, circumstances, acts or omissions) unless and until the aggregate amount of Losses resulting therefrom exceeds the Per Claim Amount, nor shall any Losses excluded pursuant to this clause (iii) be taken into account for purposes of determining whether the Basket Amount or the Cap Amount has been exceeded in respect of claims made by the Company Indemnified Parties.

(c) For purposes of determining in connection with the indemnification obligations of Buyer under this Section 7.03 (i) whether any representation or warranty in this Agreement has been breached and (ii) the amount of any Losses arising from or relating to any such breach, any and all qualifications or limitations in such representations and warranties as to "materiality," "Material Adverse Effect" or other similar qualifiers shall be disregarded and given no effect.

(d) Except in the case of Fraud, the aggregate liability of the Buyer in satisfaction of claims for indemnification pursuant to Section 7.03(a)(i) in respect of breaches of the Buyer Fundamental Representations shall not exceed the Total Purchase Price.

Section 7.04 Claim Procedures.

(a) In order for a Buyer Indemnified Party or a Company Indemnified Party (any of them, an "Indemnified Party") to duly make a valid claim with respect to any of the occurrences specified in Section 7.02 or Section 7.03, the Indemnified Party must (promptly, but in no event more than 10 Business Days following the first date after the Closing on which such Indemnified Party has knowledge of facts, matters or circumstances from which it is reasonably apparent that such an occurrence is likely to have occurred) provide written notice to the Company (for claims made by any Buyer Indemnified Party) or to Buyer (for claims made by any Company Indemnified Party) (the recipient of such notice, the "Indemnifying Party"), which notice shall set forth a description of the claim in reasonable detail, including the occurrence(s) specified in Section 7.02 or Section 7.03 that the Indemnified Party alleges to have occurred, a description of the facts and circumstances giving rise to such occurrence(s), the estimated amount of Losses actually incurred or suffered by such Indemnified Party as the result thereof (to the extent then ascertainable) and a description of any other remedy sought in connection therewith, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a "Claim Notice").  The Indemnified Party shall cooperate with and provide to the Indemnifying Party such information under the Indemnified Party's control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in the Claim Notice and shall keep the Indemnifying Party fully and promptly informed of factual and procedural developments (including additional information which may come under the Indemnified Party's control) in connection therewith.  The Indemnifying Party and the Indemnified Party shall use reasonable best efforts to avoid production of confidential information (consistent with Law) to third parties and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work product privileges; provided that, notwithstanding anything to the contrary in the foregoing provisions, the failure to timely notify any Indemnifying Party or to comply with the contents of any Claim Notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent such failure adversely affects or prejudices the Indemnifying Party.

(b) In the event the Claim Notice results from any Action asserted or threatened against the Indemnified Party by a third party (a "Third Party Claim"):

(i) The Indemnified Party shall provide the Claim Notice to the Indemnifying Party not later than the 10th Business Day following the Indemnified Party's receipt of the Third Party Claim, and in any event not later than the 10th Business Day preceding the date by which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or similar pleading is required to be filed in a litigation or other proceeding; provided that the failure to timely provide a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that such failure has a material adverse effect on the defense or resolution of the Third Party Claim.

(ii) During the period ending on the earlier of the 30th day following the Indemnifying Party's receipt of the Claim Notice and the fifth day preceding the date on which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or similar pleading is required to be filed in a litigation or other proceeding, unless (solely to the extent such claim is against the Indemnified Party and not the Indemnifying Party) such Third Party Claim (A) seeks non-monetary relief, (B) involves a criminal proceeding, indictment or investigation or (C) involves a supplier, customer or other business relation of the Indemnified Person or its Affiliates or (D) seeks money damages in excess of the then-remaining portion of the Cap Amount or the Total Cap, as applicable, the Indemnifying Party shall be entitled to notify the Indemnified Party of its election to, at its own expense, assume and control the defense of the Third Party Claim.

(A) In the event that the Indemnifying Party duly and timely makes such election, the Indemnifying Party shall defend the Indemnified Party by appropriate proceedings and shall, subject to the remainder of this Section 7.04(b)(ii), have the sole power (as between the Indemnifying Party and the Indemnified Party and their respective Affiliates) to direct and control such defense and the settlement, arbitration, litigation and appellate strategy relating to such Third Party Claim.  The Indemnified Party shall be entitled but not obligated to participate in any such defense and to employ separate counsel of its choosing for such purpose; provided that the fees and expenses of such participation and counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this Section 7.04 (except that if a conflict of interest exists between the Indemnifying Party and the Indemnified Party that precludes effective joint representation or there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, in which case the Indemnifying Party shall pay the fees and expenses of counsel retained by the Indemnified Party to the extent such counsel is necessary to address such conflict of interest or to assert such legal defenses).  If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall be entitled to settle such claims; provided that the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle, compromise or cease to defend such Third Party Claim unless such settlement (1) includes a complete release of the Indemnified Party with respect to such Third Party Claim and (2) involves solely the payment of monetary damages (which the Indemnifying Party shall pay or cause to be paid in full at such time or in the future in the case of a royalty) and does not impose any non-monetary obligations on the Indemnified Party; provided, further, that any settlement or compromise that involves an ongoing payment obligation shall provide for any such payment to be a direct payment obligation of the Indemnifying Party.

(B) If the Indemnifying Party does not duly and timely make such election, the Indemnified Party shall be entitled but not obligated (subject to Section 7.06(c)) to notify the Indemnifying Party of its election to assume and control such defense from the Indemnifying Party, in which case the Indemnifying Party shall pay the fees and expenses of counsel retained by the Indemnified Party, whereupon the Indemnified Party and not the Indemnifying Party shall have the powers described in the first sentence of Section 7.04(b)(ii)(A); provided that the Indemnified Party's right to be indemnified, defended, held harmless and reimbursed in respect of the Third Party Claim shall not otherwise be affected by such election; provided, further, that the Indemnified Party may not settle any such matter or any matter in which the Indemnifying Party is not entitled to assume or control the defense without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) if the Indemnified Party is seeking or will seek indemnification hereunder with respect to such matter.  Notwithstanding anything in the foregoing to the contrary, the Indemnifying Party shall have no liability with respect to a Third Party Claim settled without its prior written consent (which shall not unreasonably be withheld, conditioned or delayed).

(iii) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate investigation and defense of all Third Party Claims, including by providing reasonable access to each other's relevant business records, documents and employees for purposes of investigation, document production, testimony and otherwise.  The Indemnified Party and the Indemnifying Party shall keep each other fully and promptly informed with respect to the status of all Third Party Claims and shall deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to any Third Party Claims.  The Person controlling the defense of a Third Party Claim shall in good faith allow the Indemnifying Party or Indemnified Party, as the case may be, to make comments to the materials filed or submitted in such defense, and shall consider such comments in good faith.  All reasonable and documented out-of-pocket legal fees, costs and expenses actually incurred or suffered by the Indemnifying Party and the Indemnified Party in connection with investigating and defending, and cooperating in the investigation and defense of, any Third Party Claim actually incurred or suffered by the Indemnifying Party shall be reimbursed by the Indemnified Party if the Indemnified Party is determined pursuant to a Final Determination not to be entitled to be indemnified, held harmless and reimbursed pursuant to this Article VII in respect of the Third Party Claim

Section 7.05 Losses and Recoveries.

(a) No Consequential Damages.  Notwithstanding anything to the contrary contained in this Agreement (i) no Party shall be liable to any other Party, nor any successor, successor in interest or beneficiary or assignee of this Agreement for any (A) consequential, indirect, speculative or incidental damages, or (B) punitive or special damages, opportunity cost, lost profits or lost prospective economic advantage, or other similar damages, in each case, arising out of this Agreement or any breach thereof and (ii) no "multiple of profits" or "multiple of cash flow" or other valuation methodology or performance metric shall be used in calculating the amount of any Losses, in each case of the foregoing clause (i) and (ii), except to the extent such damages are awarded in connection with a Third Party Claim.

(b) Insurance.  In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates (net of recovery costs) under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case in respect of the Losses claimed in the Claim Notice shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss.  The Indemnified Party shall use commercially reasonable efforts to recover any such insurance or other proceeds from third parties to the same extent such Indemnified Party would recover such proceeds if such Losses were not subject to indemnification hereunder.  In the event that, after having complied with the preceding sentence, an Indemnified Party still has any rights against a third party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article VII, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that, until the Indemnified Party recovers full payment of the Loss associated with such payment, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment are hereby expressly made subordinate and subject in right of payment to the Indemnified Party's rights against such third party.  Each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims. Notwithstanding anything to the contrary herein, the Indemnified Party shall have no obligation to pursue or recover insurance coverage as a condition to exercising its rights to indemnification under this Agreement and the Indemnifying Party shall not delay any indemnification payment under this Article VII pending insurance recovery.

(c) Taxes.  In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Loss by the Person claiming such Loss.  The amount of a net Tax benefit shall be the present value of the Tax benefit as of the date of any indemnification payment (using the interest rate calculation of Section 6621(a)(2) of the Code and assuming such Person has sufficient taxable income or other Tax attributes to permit the utilization of such Tax benefit at the earliest possible time) multiplied by (i) the combined effective Federal, state and local tax rates in effect for such Person at the time of the indemnity payment or (ii) in the case of a credit, 100%.

(d) Reimbursement.  If an Indemnified Party recovers an amount from a third party in respect of a Loss after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount recovered from the third party in respect thereof (net of recovery costs), less (ii) the full amount of the Loss.  Such obligation (including with respect to insurance proceeds) shall only apply to the extent such recovery is definitive and non-reimbursable, irrevocable, and actually received by the Indemnified Party.

(e) Contingent Liabilities.  No indemnifying Party shall be liable under this Article VII in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable; provided that (i) this Section 7.05(e) shall not limit the ability of any Indemnified Party to submit a Claim Notice and (ii) such Loss shall remain indemnifiable and shall be promptly paid by the Indemnifying Party upon becoming due and payable, regardless of whether the applicable Claim Notice was submitted while the Loss was contingent.

(f) No Double Recovery.  No Indemnified Party shall be entitled to recover more than once in respect of the same Loss (notwithstanding that such Loss may result from more than one of the occurrences or matters specified in Section 4.08, Section 7.02 or Section 7.03, as the case may be).

(g) Fraud.  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prejudice or limit the rights, remedies or recourse of Hudbay, the Company, the Buyer, their Affiliates or any of their Representatives in the case of any Fraud by such Persons.

Section 7.06 Payments.

(a) The Indemnifying Party shall pay to the Indemnified Party (in immediately available funds to an account designated in writing by the Indemnified Party) the amount of any Loss for which it is liable hereunder in immediately available funds no later than 10 Business Days following any Final Determination of the claims set forth in the related Claim Notice.

(b) In the event that any Loss is incurred or suffered by an Indemnified Party in a currency other than Dollars, and the Indemnified Party elects for such claim to indemnification to be paid in Dollars, such foreign currency Loss shall be converted into Dollars based on the spot central bank rate in such other country for the conversion of such currency into Dollars in effect as of the date of Final Determination of the applicable claim.

(c) All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 7.02 or Section 7.03 shall be treated as adjustments to the consideration paid pursuant to the Transactions for Tax purposes to the extent permitted by Law.

Section 7.07 Mitigating Losses.  Each Indemnified Party shall use commercially reasonable efforts to mitigate any indemnifiable Loss to the extent permitted by Law, and if an Indemnified Party fails to do so, such Indemnified Party shall not be entitled to be indemnified, defended, held harmless or reimbursed for any portion of such Loss that reasonably could have been avoided had such Indemnified Party so complied.

Section 7.08 Exclusive Remedies and No Rights Against Nonparties.

(a) Following the Closing, no Party shall assert against any other Party or against Hudbay any claim, cause of action, right or remedy, or any Action, relating to this Agreement, the Transactions or any document or instrument delivered in connection herewith or therewith, other than (i) claims pursuant to this Article VII, (ii) claims that a Party committed Fraud (with respect to which the limitations in Section 7.02 and Section 7.03 shall not apply), (iii) claims pursuant to Section 8.08, (iv) claims pursuant to the terms of the A&R Company LLC Agreement, (v) claims pursuant to the Hudbay Indemnity and (vi) claims pursuant to any certificate delivered in connection with this Agreement.  Following the Closing, the claims and remedies specified in clauses (i) through (vi) of the previous sentence shall constitute the Parties' and the Indemnified Parties' sole and exclusive rights and remedies for any and all Losses or other claims relating to or arising out of this Agreement, the Transactions and any document or instrument delivered in connection herewith or therewith, and shall supersede all other rights and remedies available at law or in equity (including any right of rescission).  Accordingly, effective as of the Closing, each Party hereby irrevocably waives and discharges, and releases each other Party and Hudbay, to the fullest extent permitted under Law, from, all other claims, causes of action and Actions relating thereto.

(b) In addition to Section 7.08(a), subject to Section 8.01:

(i) This Agreement may only be enforced against, and any Action, right or remedy that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement or the A&R Company LLC Agreement, may only be made against the Persons that are expressly identified as Parties in their capacities as parties to this Agreement, and no Party shall at any time assert against any Person (other than a Party) which is a director, officer, employee, shareholder, general or limited partner, member, manager, agent or Affiliate or Representative of another Party (each, a "Nonparty"), any claim, cause of action, right or remedy, or any Action, relating to this Agreement, the A&R Company LLC Agreement, the Transactions or any document or instrument delivered in connection herewith or therewith (except, in each case, in the case of Hudbay to the extent expressly contemplated in Section 8.01);

(ii) Each Party hereby waives and discharges any claim, cause of action, right, remedy and Action referred to under Section 7.08(b)(i), and releases (and agrees to execute and deliver any instrument necessary to effectuate the release of) each Nonparty (other than, solely with respect to claims, causes of action, rights, remedies and Actions under Section 8.01, Hudbay) therefrom;

(iii) The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments, and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Section 7.08(b); and

(iv) The provisions of this Section 7.08(b) are for the benefit of and shall be enforceable by each Nonparty, each of which is an intended third-party beneficiary of this Section 7.08(b) in connection herewith.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Guarantee.

(a) Guarantor hereby absolutely, irrevocably and unconditionally guarantees the full and timely payment and performance of the obligations of the Company under this Agreement (the "Guaranteed Obligations").  In the event the Company shall default in such full and timely payment or performance of any such Guaranteed Obligation, as applicable, Guarantor shall promptly pay or perform such Guaranteed Obligation, as applicable.  This guarantee is a guarantee of payment and performance and not merely a guarantee of collection.  Guarantor agrees that its obligations hereunder shall be absolute, irrevocable and unconditional, irrespective of any circumstance that might otherwise constitute a legal or equitable discharge of Guarantor, and further agrees that it shall not be necessary to institute or exhaust any remedies or causes of action against the Company or others as a condition of the obligations of Guarantor hereunder.

(b) Guarantor hereby agrees not to exercise any rights that it may hereafter acquire against the Company that arise from the existence or performance of Guarantor's obligations under or in respect of this Section 8.01, including any right of subrogation, reimbursement, contribution or indemnification.

(c) Guarantor hereby waives diligence, notice of demand, notice of default and all other notices and demands of any kind, and consents to any and all extensions of time or indulgences which may be given to the Company and to any amendment to this Agreement; provided that the Company consents to such amendment.  Notwithstanding anything to the contrary in this Agreement, including this Section 8.01, (i) Guarantor shall not be liable under or in connection with the Transactions or this Agreement for any (A) consequential, indirect, speculative or incidental damages, or (B) punitive or special damages, opportunity cost, lost profits or lost prospective economic advantage, or other similar damages, in each case, and (ii) Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with the Transactions or this Agreement, other than as expressly set forth in this Section 8.01.

(d) Guarantor hereby represents and warrants to the other Parties as of the Effective Date and as of the Closing as follows:

(i) Guarantor is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(ii) Guarantor has all requisite organizational power and authority and has taken all organizational action necessary in order to execute and deliver this Agreement and to perform its obligations under this Section 8.01.  This Agreement has been duly executed and delivered by Guarantor and, when executed and delivered by the other Parties, will constitute a valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(iii) The execution, delivery and performance of this Agreement by Guarantor do not conflict with, or result in any breach or violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligation under (A) the Organizational Documents of Guarantor, (B) any Contract binding upon Guarantor or (C) any Law to which Guarantor is subject, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation or acceleration that would not reasonably be expected to adversely affect  Guarantor's ability to perform and discharge its obligations under this Agreement.

(e) Guarantor hereby acknowledges and agrees that the provisions of Section 4.03, Section 4.05, Section 4.06 and Section 4.07 shall apply to Guarantor in the same manner as such provisions apply to the Company and that Guarantor shall be bound by such provisions as if the same were set forth in Section 8.01.

(f) The obligations of Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guaranteed Obligations and any other guarantor, and a separate action may be brought against the Guarantor to enforce this guarantee whether or not the Company or any other person or entity is joined as a party.

(g) Guarantor shall pay all reasonable costs and expenses (including reasonable fees and expenses of outside legal counsel) incurred by or on behalf of Buyer in connection with the enforcement by any Party of Guarantor's obligations hereunder.

(h) Guarantor's obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the obligations of Guarantor hereunder is rescinded or must otherwise be returned by the Company or any other Person upon the insolvency, bankruptcy, or reorganization of the Company, the Guarantor or otherwise, all as though such payment had not been made.

Section 8.02 Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of any amendment, by the Company and Buyer and, in respect of any amendment to this Article VIII, by Guarantor, or in the case of a waiver, by the Party granting the waiver.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as provided in Article VII.

Section 8.03 Expenses.  Except as otherwise provided in this Agreement and the A&R Company LLC Agreement and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with the preparation, negotiation and execution of this Agreement and the A&R Company LLC Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 8.04 Counterparts; Electronic Delivery.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement and any counterpart thereof may be signed by electronic signature.  Delivery of an executed counterpart of a signature page to this Agreement by electronic means, such as facsimile or portable document format, or by using DocuSign, Adobe Sign or another digital signature provider, shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.05 Governing Law.  This Agreement and any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any rules or principles of law that may direct the dispute to the laws of another jurisdiction.

Section 8.06 Dispute Resolution.  Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof shall be determined by arbitration in accordance with the rules of arbitration (the "Rules") of the International Chamber of Commerce Court of Arbitration (the "ICC"), except for the Rules' Expedited Procedure Provisions.  The arbitration award shall be final and binding, and judgment thereon may be entered by any court having competent jurisdiction.  This arbitration agreement is independent from the Agreement, and as such, the nullity or termination of the Agreement shall not cause per se the nullity or termination of this arbitration agreement.

(a) Appointment of Arbitrators.  The number of arbitrators shall be three.  The claimant and respondent shall each appoint an arbitrator pursuant to the Rules.  If there are more than two parties to the arbitration, Hudbay shall appoint one arbitrator and Buyer shall appoint the second arbitrator.  The two-party appointed arbitrators shall have 30 days from the appointment of the second party-appointed arbitrator to agree on a third arbitrator who shall serve as president of the tribunal.  The parties to the arbitration may consult with the party-appointed arbitrators for purposes of selecting a president.  If either party fails to timely appoint an arbitrator, or the two arbitrators appointed by such parties fail to timely agree on the choice of the presiding arbitrator, such appointment shall be made by the ICC.  Any arbitrator appointed by the ICC shall be an experienced arbitrator of large, complex international commercial cases.

(b) Place of Arbitration.  The place of arbitration shall be New York, New York.  The arbitration shall be conducted in the English language, but documents and testimony may be submitted in another language if a translation is provided by the Party presenting such documents or testimony at its expense.  The arbitrators shall apply the laws of the State of Delaware to the substance of the dispute.

(c) Confidentiality of Arbitration.  Any arbitration hereunder shall be confidential, and the Parties, and their agents and the arbitrators shall not disclose to any Person, other than those necessary to the proceedings, the existence of the arbitration, any information, documents or testimony submitted during the arbitration or received from another party, a witness or the arbitrators in connection with the arbitration, or any award, unless and to the extent that disclosure is required by Law or is necessary for permitted court proceedings, such as proceedings to recognize or enforce an award.

Section 8.07 Consent to Jurisdiction.  By agreeing to arbitration, the Parties do not intend to deprive any court of competent jurisdiction of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award.  Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to the applicable arbitration to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any such party to respect the arbitral tribunal's orders to that effect.  Each Party hereby irrevocably consents and agrees, for the benefit of each other Party, that any legal action, suit or proceeding against it (a) with respect to the enforcement of Section 8.06, including an order to compel arbitration, for preliminary relief as contemplated herein or in aid of arbitration, or for a preliminary injunction to maintain the status quo or prevent irreparable harm, or (b) with respect to the enforcement, modification, vacation or correction of an award rendered in an arbitration conducted pursuant to Section 8.06, in each case, may be brought in any court of competent jurisdiction and each Party hereby irrevocably accepts and submits to the non-exclusive jurisdiction of any such court of competent jurisdiction with respect to any such action, suit or proceeding.  Each Party waives any objection that it may have now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings, including objections by reason of lack of personal jurisdiction, improper venue or inconvenient forum.

Section 8.08 Specific Performance.  Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy.  Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without the necessity of posting a bond or other form of security.  In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 8.06.

Section 8.09 Notices.  Any notice or communication hereunder shall be deemed to have been duly given and made if in writing and if (a) served by personal delivery, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email, but only upon confirmation of successful transmission or written confirmation of receipt (including a reply email message or "read receipt," but excluding out-of-office replies) (provided that, if such receipt or confirmation does not occur during the addressee's regular business hours, the applicable notice or communication shall be deemed to have been given at the opening of business for the addressee on the following Business Day), in each case, to the Party for whom it is intended at the address of such Party set forth in Appendix B or such other address as may be designated in writing hereafter, in the same manner, by such Party.

Section 8.10 Entire Agreement.  This Agreement (including the Company Disclosure Letter and any Appendices), together with the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 8.11 No Third-Party Beneficiaries.  Except as provided in Section 7.08, there shall be no third-party beneficiaries of this Agreement or any Appendix, and none of them shall confer on any Person other than the Parties any claim, cause of action, right or remedy.

Section 8.12 Severability.  The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement is held by a court or other authority of competent jurisdiction to be invalid, void or unenforceable, or the application of such provision to any Person or any circumstance is held by a court or other authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.13 Definitions; Rules of Interpretation.  Defined terms in this Agreement and in the Appendices to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in Appendix A.  This Agreement shall be interpreted in accordance with the rules of interpretation set forth in Appendix A.

Section 8.14 Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of each other Party, and any attempted or purported assignment or delegation in violation of this Section 8.14 shall be null and void; provided that, without the prior written consent of any other Party, Buyer may assign its rights hereunder (a) to any wholly owned Subsidiary of Buyer organized in the United States or (b) following Buyer's payment in full of the Deferred Purchase Price, to any wholly owned Subsidiary of Buyer, in each case, in whole but not in part (with such assignment being effective only for so long as such assignee remains a wholly owned Subsidiary of Buyer, and if such assignee ceases to be a wholly owned Subsidiary of Buyer, such assignment shall be null and void); and provided, further, that no such assignment will relieve Buyer of its  obligations under this Agreement (including in the case of clause (a), its obligation to pay the Total Purchase Price), and the Company shall be entitled to enforce all obligations hereunder directly against Buyer notwithstanding any such assignment.

Section 8.15 Tax Treatment.  For U.S. federal and applicable state and local income tax purposes, the Parties intend and agree that Buyer's purchase of the Subscription Units be treated as described in IRS Revenue Ruling 99-5, Situation 2 (the "Intended Tax Treatment").  Each Party covenants and agrees on behalf of itself and its successors and assigns to report consistently with, and take no positions or actions inconsistent with, the Intended Tax Treatment, unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code or a bona fide settlement of a Tax audit, examination or other administrative or judicial proceeding.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COPPER WORLD, INC., as the Company

By:	(signed) "Javier Del Rio"
Name:	Javier Del Rio
Title:	Senior Vice President, US Business Unit

MITSUBISHI CORPORATION, as Buyer

By:	(signed) "Taro Abe"
Name:	Taro Abe
Title:	Division COO, Critical Mineral Division

Solely for purposes of Section 4.08 and Article VIII:

HUDBAY MINERALS INC., as Hudbay

By:	(signed) "Peter Kukielski"
Name:	Peter Kukielski
Title:	President and Chief Executive Officer

[Signature Page to Subscription Agreement]

APPENDIX A

Subscription Agreement

DEFINITIONS & RULES OF INTERPRETATION

Definitions

In this Appendix A and in this Agreement and the other Appendices, unless the context otherwise requires, the following terms shall have the meanings assigned below:

"A&R Company LLC Agreement" has the meaning assigned in the Recitals.

"Action" means any action, suit, demand, claim, complaint, litigation, investigation, review, audit, formal proceeding, arbitration, hearing or other similar dispute or litigation (whether civil, criminal or administrative) before any Governmental Authority.

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly Controls, is under common Control with, or is Controlled by, another Person.

"Agreement" has the meaning assigned in the Preamble.

"Antitrust Laws" means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all other U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

"Applicable Date" means January 1, 2022.

"Bankruptcy and Equity Exception" has the meaning assigned in Section 2.02.

"Basket Amount" has the meaning assigned in Section 7.02(b).

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to be closed in Tucson, Arizona, United States.

"Buyer" has the meaning assigned in the Preamble.

"Buyer Fundamental Representations" means the representations and warranties listed in Section 3.01, Section 3.02 and Section 3.07.

"Buyer Indemnified Parties" has the meaning assigned in Section 7.02(a).

"Cap Amount" has the meaning assigned in Section 7.02(b).

"Cash Adjustment" means an amount, equitably pro rated and grossed up, as applicable, to account for Buyer's 30% membership interest in the Company as a result of the Transactions, equal to (a) the cash and cash equivalents of the Company and its Subsidiaries plus (b) all amounts owing to the Company from Hudbay or any of its Affiliates minus (c) the outstanding indebtedness for borrowed money of the Company and its Subsidiaries owed to any Person other than Hudbay or any of its Affiliates, in each case, as of August 31, 2025 as reflected on the unaudited month-end statement of the Company and its consolidated Subsidiaries prepared as of such date and delivered by the Company to Buyer prior to Closing, subject to and in accordance with Section 1.04(b).

"Cash Adjustment Statement" has the meaning assigned in Section 1.04(b).

"CFIUS" means the Committee on Foreign Investment in the United States.

"CFIUS Approval" means that (a) CFIUS has issued a written notice to the Parties that it has concluded all action pursuant to the DPA and has determined that there are no unresolved national security concerns with respect to the Transactions; (b) CFIUS has submitted a report to the President of the United States of America (the "President") requesting the President's decision regarding the Transactions and either (i) the period under the DPA during which the President may announce his decision to take action or suspend, prohibit or place any limitations on the Transactions have expired without any action having been taken or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitation on the Transactions; or (c) CFIUS has issued a written notice that the Transactions are not "covered transactions" within the meaning of the DPA.

"CFIUS Notice" has the meaning assigned in Section 4.04(c)(i).

"Claim Notice" has the meaning assigned in Section 7.04(a).

"Closing" has the meaning assigned in Section 1.02.

"Closing Date" has the meaning assigned in Section 1.02.

"Closing Purchase Price" has the meaning assigned in Section 1.04(a).

"Closing Statement" has the meaning assigned in Section 1.04(c).

"Code" means the Internal Revenue Code of 1986.

"Common Units" means units of the Company representing membership interests in the Company with the rights, preferences, powers and limitations specified therefor in the A&R Company LLC Agreement.

"Company" means (a) at any time prior to the effective time of the Delaware Conversion, Copper World, Inc., an Arizona corporation and (b) at any time following the effective time of the Delaware Conversion, the LLC.

"Company Disclosure Letter" has the meaning assigned in Article II.

"Company Fundamental Representations" means the representations and warranties listed in the first sentence of Section 2.01(a), Section 2.02, Section 2.03(c) and Section 2.17.

"Company Indemnified Parties" has the meaning assigned in Section 7.03(a).

"Company Plan" means each "employee benefit plan" (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and each stock purchase, stock option, severance, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, profit sharing, pension, retirement, compensation and other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, that is maintained, sponsored, participated in, contributed to or required to be contributed to by the Company or its Subsidiaries for the benefit of any current or former employee of the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries has or may have any present or future liability, whether actual or contingent (other than any "multiemployer plan" as defined in Section 3(37) of ERISA (a "Multiemployer Plan")).

"Confidentiality Agreement" has the meaning assigned in Section 4.06(a).

"Contract" means any legally binding agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other similar obligation.

"Control" or "Controlled By" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

"Data Room" means the virtual data room made available by Hudbay to Buyer in connection with the Transactions, in its form as of the Effective Date.

"Deferred Purchase Price" has the meaning assigned in Section 1.05.

"Deferred Purchase Price Deadline" means the earlier of (a) the date that is 18 months after the Closing Date and (b) [REDACTED - Commercially Sensitive Information] .

"Delaware Conversion" means the Company's conversion from an Arizona corporation to a Delaware limited liability company.

"DPA" means Section 721 of the Defense Production Act of 1950 and the implementing regulations thereof.

"Effective Date" has the meaning assigned in the Preamble.

"Environmental Law" means any Law relating to: (a) the protection of the environment, (b) the regulation of, or any obligation relating to, the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) any injury or threat of injury to Persons or property arising out of exposure to any Hazardous Substance.

"Equity Interests" means (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest in any corporation, partnership, limited liability company or other business entity; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing, whether at the time of issuance or upon the passage of time or the occurrence of some future event and (c) any warrant, option or other right (contingent or otherwise) to acquire any of the foregoing.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Code Section 414.

"Final Determination" means, with respect to a dispute, an occurrence where (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment with respect to the resolution of such dispute, or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to the resolution of such dispute to the extent the parties thereto have agreed to submit such dispute thereto.

"Financial Statements" has the meaning assigned in Section 2.05(a).

"Fraud" means an intentional or willful misrepresentation of materials facts in the making of the express written representations and warranties made in this Agreement or in the A&R Company LLC Agreement that constitutes common law fraud under the laws of the State of Delaware.

"Governmental Authority" means any foreign, domestic, federal, national, regional, tribal, state, local or municipal government, or any governmental, executive, judicial, legislative, administrative or regulatory entity, bureau, board, subdivision, agency, regulator, commission, authority, court, department, ministry or authority thereof.

"Guaranteed Obligations" has the meaning assigned in Section 8.01(a).

"Guarantor" means Hudbay.

"Hazardous Substance" means (a) any substance that is listed, classified or regulated pursuant to any Environmental Law, (b) any petroleum product or by-product, asbestos-containing material, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radioactive material or radon and (c) any other substance that is the subject of regulatory action by any Governmental Authority pursuant to Environmental Law due to a potential for harm.

"Hudbay" has the meaning assigned in the Preamble.

"Hudbay Indemnity" means an indemnity arrangement from Hudbay to the Company, substantially in the form attached as Appendix E.

"ICC" has the meaning assigned in Section 8.06.

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board or such other internationally recognized accounting standard that is used by Hudbay in its public reporting.

"IRS" means the U.S. Internal Revenue Service.

"Indemnified Party" has the meaning assigned in Section 7.04(a).

"Indemnified Tax" means any loss, claim, liability, expense, or other damage attributable to (a) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion of a Straddle Period through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, (b) all Taxes of any member (other than the Company and its Subsidiaries) of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor or any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (c) any and all Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing.

"Indemnifying Party" has the meaning assigned in Section 7.04(a).

"Initial Project" has the meaning assigned in the A&R Company LLC Agreement.

"Intellectual Property Rights" means all rights anywhere in the world in or to any:  (a) trademark, certification mark, d/b/a, logo, symbol, trade dress, trade name or other indicia of origin, application or registration for any of the foregoing, or any common law right or goodwill associated therewith or symbolized thereby, including all renewals of the same; (b) patent, patent application, registration or invention disclosure, including any divisional, revision, supplementary protection certificate, continuation, continuation-in-part, renewal, extension, substitute, re-issue or re-examination; (c) trade secret or other confidential or proprietary information to the extent protectable under Law; (d) published or unpublished work of authorship, whether copyrightable or not, copyright therein or thereto, or registration or application therefor, or renewal, extension, restoration or reversion thereof; or (e) Internet domain name or URL.

"Intended Tax Treatment" has the meaning assigned in Section 8.15.

"Intercompany Indebtedness" means indebtedness for borrowed money or in respect of loans or advances owed by the Company or any of its Subsidiaries to Hudbay or any of its Affiliates.

"Interim Financial Statements" has the meaning assigned in Section 2.05(a).

"Knowledge" means (a) with respect to the Company, the actual knowledge of [REDACTED - Personal Information], after reasonable inquiry of his direct reports, and (b) with respect to Buyer, the actual knowledge of [REDACTED - Personal Information], in each case, after reasonable inquiry of such person's direct reports.

"Law" or "Laws" means any applicable foreign, federal, state or local law, statute, code, ordinance, common law, rule, regulation, Order or other legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Authority of competent jurisdiction.

"Leakage Adjustment" means an amount equal to 30% of the Leakage Amount, grossed up to account for Buyer's 30% membership interest in the Company as a result of the Transactions.

"Leakage Amount" means an amount equal to the sum of (a) all cash dividends or distributions (if any) declared and paid by the Company in respect of its Equity Interests plus (b) any amount paid by the Company in respect of the redemption or repurchase of any of its Equity Interests or in respect of the return of capital, in each case, on or after August 31, 2025 and through and including the date on which the Company delivers the certificate referred to in Section 1.04(b).

"Lien" means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities Laws.

"LLC" means Copper World, LLC, a Delaware limited liability company, successor to Copper World, Inc. following the Delaware Conversion.

"Losses" means any damages, losses, payments and out-of-pocket costs and expenses and reasonable and documented out-of-pocket legal fees, costs and expenses incurred or suffered by an Indemnified Party in connection with the investigation, defense, settlement, or resolution of any claim or Action that is determined by a Final Determination to be indemnifiable pursuant to Section 7.02 or Section 7.03 (whether or not arising out of a Third Party Claim or formal Action).

"Management Services Agreement" has the meaning assigned in Section 1.03(a)(v).

"Material Adverse Effect" means any change, development, circumstance, fact or effect that, individually or taken together with any other changes, developments, circumstances, facts or effects is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries (taken as a whole); provided that none of the following (or results thereof), either alone or in combination, shall be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur:

(a) Changes, developments, circumstances, facts or effects in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions, including changes to duties, tariffs, quotas or similar Taxes imposed by any Governmental Authority, in the geographic markets in which the Company or any of its Subsidiaries has operations or its products or services are sold, including changes, developments, circumstances, facts or effects in or with respect to interest rates or exchange rates for currencies;

(b) Changes, developments, circumstances, facts or effects that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate;

(d) Any change, development, circumstance, fact or effect directly and proximately caused by the entry into, announcement, pendency or performance of this Agreement and the Transactions or resulting or arising from the identity of, any facts or circumstances relating to, or any actions taken or failed to be taken by, Buyer or any of its Affiliates, including any impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, distributors, partners or employees;

(e) Changes, developments, circumstances, facts or effects after the Effective Date in or with respect to applicable accounting standards, including IFRS, or in any Law of general applicability or in the interpretation or enforcement thereof;

(f) Any change, development, circumstance, fact or effect resulting from acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or a non-state actor or actors, including cyberattacks, any weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than the Company, its Subsidiaries or any of their respective Affiliates or Representatives);

(g) Any actions taken or not taken by the Company or any of its Subsidiaries required to be taken pursuant to this Agreement or with Buyer's prior written consent or at Buyer's written instruction or request;

(h) [REDACTED - Commercially Sensitive Information]; or

(i) Any matter that is in the information set forth in the Company Disclosure Letter or the information set forth in any Financial Statements made available to Buyer or one or more of its Representatives or in the Pre-FID Budget;

provided, further, that, with respect to clauses (a), (b), (e) and (f) of this definition, such changes, developments, circumstances, facts or effects shall be taken into account in determining whether a "Material Adverse Effect" is occurring, has occurred or would reasonably be expected to occur to the extent such conditions have a disproportionately adverse effect on the Company and its Subsidiaries (taken as a whole) relative to other pre-development mineral mining projects in Arizona that are similarly situated in terms of stage of development, permitting progress, and location-specific characteristics (in which case the incremental disproportionate impact may be taken into account to the extent otherwise permitted by this definition).

"Material Contract" has the meaning assigned in Section 2.10(a).

"Material Permit" means all Permits that are necessary for and material to the Initial Project.

"Mineral Interests" means the mineral interests and rights (including any mineral and mining claims, concessions, leases, licenses, access rights, development rights and other rights and interests) held by the Company and its Subsidiaries related to the exploration, development, classification, mining, processing, or production of minerals on the Project, either existing under Contract, by operation of Law or otherwise.

"Mines" means any mines owned or leased by the Company and its Subsidiaries.

"Most Recent Balance Sheet" means the Company's balance sheet as of June 30, 2025.

"Most Recent Balance Sheet Date" means June 30, 2025.

"Multiemployer Plan" has the meaning assigned in the definition of "Company Plan."

"Nonparty" has the meaning assigned in Section 7.08(b).

"Order" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Governmental Authority.

"Organizational Documents" means, with respect to (a) any Person that is a corporation, such Person's articles or certificate of incorporation and by-laws or comparable documents, (b) any Person that is a limited liability company, such Person's certificate of formation and limited liability company agreement or operating agreement or comparable documents, or (c) any other Person, the comparable constituent or governing documents of such Person.

"Outside Date" means [REDACTED - Commercially Sensitive Information].

"Parties" has the meaning assigned in the Preamble.

"Per Claim Amount" has the meaning assigned in Section 7.02(b).

"Permit" means any license, permit, certificate, authorization, consent, filing, registration or approval issued or granted by a Governmental Authority.

[REDACTED - Commercially Sensitive Information].

"Permitted Liens" means the following Liens:  (a) Liens for current Taxes, assessments or other governmental charges not yet due and payable, or which may be hereafter paid without penalty or that the taxpayer is contesting in good faith through appropriate proceedings, and for which adequate accruals or reserves have been established on the Company's books and records to the extent required by and in accordance with IFRS, (b) mechanics', materialmens', carriers', workmen's, repairmen's or other similar common law, statutory or consensual Liens arising or incurred in the ordinary course of business, (c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased real property, (d) zoning, building, subdivision or other similar requirements or restrictions, none of which interfere with the use of the property as contemplated in the Pre-FID Budget, (e) Liens arising pursuant to any Contract (including the Streaming Agreement) that provides for a royalty, production, net profits, earn out, streaming, metal pre-payment or similar agreement providing for the payment of consideration measured, quantified or calculated based on mineral produced, mined, recovered and extracted from mineral interests, (f) other Liens, including those listed on any title report delivered to Buyer, that do not, individually or in the aggregate, materially and adversely impair the present or intended access, use, development, permitting, operation or value of the specific property to which they relate, (g) Liens in favor of banking or other financial institutions arising as a matter of Law encumbering deposits or other funds maintained with a financial institution and not incurred in connection with the borrowing of money by the Company and its Subsidiaries, (h) easements, quasi-easements, licenses, covenants, rights of way, rights of re-entry, gaps or other imperfections or defects in title or chain of title or other similar matters, restrictions or exclusions apparent in the records of a Governmental Authority maintaining such records or that would be shown by a current title report or other similar report, (i) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, (j) Liens incurred in the ordinary course of business since the date of the Financial Statements that do not, individually or in the aggregate, materially and adversely impair the present or intended access, use, development, permitting and operation or value of the specific property to which they relate, (k) licenses, covenants not to sue, and similar rights granted under Intellectual Property Rights granted in the ordinary course of business and (l) any Liens that will be terminated at or prior to the Closing in accordance with this Agreement.

"Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

"Pre-Feasibility Study" means the "NI 43-101 Technical Report, Phase I Pre-Feasibility Study and Updated Mineral Resource Estimates, Copper World Project, Pima County, Arizona, USA" with an effective date of July 1, 2023 and issued to Hudbay by Olivier Tavchandjian.

"Pre-FID Budget" means the budget attached as Appendix D (as the same may be amended as permitted to be amended under the form of the A&R Company LLC Agreement attached as Appendix C).

"President" has the meaning assigned in the definition of "CFIUS Approval."

"Project" has the meaning assigned in the Recitals.

"Purchase Price Allocation" has the meaning set forth in Section 1.06.

"Registered" means issued by, registered with, renewed by, or the subject of a pending application before, any Governmental Authority.

"Regulatory Approvals" has the meaning assigned in Section 2.04(a).

"Representative" means, with respect to any Person, any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

"Rules" has the meaning assigned in Section 8.06.

"Sanctions Lists" has the meaning assigned in Section 2.09(d).

"Securities Act" means the Securities Act of 1933.

"Shares" means common shares of stock, no par value, in the Company.

"Straddle Period" means any taxable period that begins on or before and ends after the Closing Date.

"Streaming Agreement" means that certain Amended and Restated Precious Metals Purchase Agreement, originally dated as of February 10, 2010, as amended and restated as of February 15, 2011, and as further amended and restated as of February 8, 2019, among Hudbay Arizona (Barbados) SRL, Hudbay, Wheaton Precious Metals International Ltd. and Wheaton Precious Metals Corp., as the same may be amended, restated, amended and restated, replaced, supplemented or otherwise modified.

"Subscription Units" has the meaning assigned in the Recitals.

"Subsidiary" means, with respect to any Person, any other Person of which at least a majority of the Equity Interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

"Tax" or "Taxes" means taxes, including all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, real or personal property (tangible and intangible), withholding, excise, production, ad valorem, value-added, occupancy, occupation, transfer, registration, recording, user, goods and services and other taxes, tariffs, duties or assessments of any nature whatsoever, together with all interest, penalties, levies and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

"Tax Return" means any returns and reports required to be supplied to a Tax authority relating to Taxes.

"Third Party Claim" has the meaning assigned in Section 7.04(b).

"Total Purchase Price" has the meaning assigned in Section 1.04(a).

"Transactions" means the transactions contemplated hereby.

"Transfer Taxes" has the meaning assigned in Section 4.08(b).

Rules of Interpretation

For all purposes of this Agreement, the Appendices and the Company Disclosure Letter, except as otherwise expressly provided herein or unless the context otherwise requires:

(a) All references in this Agreement to Appendices, Sections, subsections, clauses, and other subdivisions refer to the corresponding Appendices, Sections, subsections, clauses and other subdivisions of or to this Agreement;

(b) The table of contents and titles appearing at the beginning of any Appendix, Section, subsection, clause or other subdivision of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof;

(c) The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular Section, subsection, clause or other subdivision;

(d) Wherever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limiting the foregoing in any respect;"

(e) All references to "$" or "Dollars" shall be deemed references to United States dollars;

(f) Each accounting term not defined herein will have the meaning explicitly defined, or generally understood, under IFRS;

(g) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa;

(h) The words "shall" and "will" are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used;

(i) The words "written" or "in writing" include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including fax or email;

(j) References to any Law, agreement or document means such Law, agreement or document as amended, modified, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set forth herein and therein;

(k) References to any Person include such Person's successors and permitted assigns (except that references to "Buyer" shall continue to be to Mitsubishi Corporation notwithstanding any assignment pursuant to the proviso set forth in Section 8.14 to the extent related to the Buyer's obligations);

(l) The word "extent" in the phrase "to the extent" means the degree or proportion to which a subject or other thing extends, and such phrase shall not mean simply "if;"

(m) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

(n) References to any date means such date in Tucson, Arizona, and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:01 a.m. and end at 11:59 pm on the applicable date in Tucson, Arizona;

(o) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding;" and

(p) If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

APPENDIX B

Subscription Agreement

ADDRESSES FOR NOTICES

Copper World, Inc.

c/o Hudbay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario

Canada M5J 2V5

Attention: Vice President, Legal and Corporate Secretary

Email:  [REDACTED - Personal Information]

With a copy (which shall not constitute notice) to,

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Sergio Galvis, Benjamin Kent

Email: galviss@sullcrom.com;

kentb@sullcrom.com

Hudbay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario

Canada M5J 2V5

Attention: Vice President, Legal and Corporate Secretary

Email:  [REDACTED - Personal Information]

With a copy (which shall not constitute notice) to,

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Sergio Galvis, Benjamin Kent

Email: galviss@sullcrom.com;

kentb@sullcrom.com

B-1

Mitsubishi Corporation
3-1, Marunouchi 2chome

Chiyoda-ku, Tokyo, 100-8086

JAPAN
Attention:  [REDACTED - Personal Information]
Email:  [REDACTED - Personal Information], with copy to:  [REDACTED - Personal Information]

With a copy (which shall not constitute notice) to,

Mayer Brown LLP

71 S. Wacker Drive

Chicago, IL 60606

Attention: Marcia Goodman; Paul de Bernier

Email: mgoodman@mayerbrown.com;

pdebernier@mayerbrown.com

B-2

APPENDIX C

Subscription Agreement

A&R COMPANY LLC AGREEMENT

[REDACTED - Commercially Sensitive Information]

C-1

APPENDIX D

Subscription Agreement

PRE-FID BUDGET

[REDACTED - Commercially Sensitive Information]

D-1

APPENDIX E

Subscription Agreement

FORM OF HUDBAY INDEMNITY

[REDACTED - Commercially Sensitive Information]

E-1

APPENDIX F

Subscription Agreement

FORM OF MONTH-END STATEMENT

[REDACTED - Commercially Sensitive Information]

F-1